Report to Shareholders for the Second Quarter, 2008
www.cibc.com
May 29, 2008
Summary of Second Quarter Results
CIBC announced a net loss of $1,111 million for the second quarter ended April 30, 2008, compared to net income of $807 million for the same period last year. Diluted loss per share was $3.00, compared to diluted earnings per share (EPS) of $2.27 a year ago. Cash diluted loss per share was $2.981, compared to cash diluted EPS of $2.291 a year ago.
     CIBC’s Tier 1 capital ratio at April 30, 2008 was 10.5%.
     Results for the second quarter of 2008 were positively affected by the following item:
•	$14 million ($9 million after tax, or $0.02 per share) positive impact of changes in credit spreads on the mark-to-market of credit derivatives in our corporate loan hedging program.
     Results for the second quarter of 2008 were negatively affected by the following items:
•	$2.48 billion loss on structured credit run-off activities ($1.67 billion after tax, or $4.37 per share);

•	$65 million ($21 million after tax, or $0.05 per share) foreign exchange loss on the repatriation of retained earnings from our U.S. operations;

•	$50 million ($34 million after tax, or $0.09 per share) of valuation charges against credit exposures to our derivatives from counterparties other than financial guarantors;

•	$26 million ($18 million after tax, or $0.05 per share) of higher than normal severance expense in CIBC World Markets;

•	$22 million ($19 million after tax and minority interest, or $0.05 per share) loss on Visa initial public offering adjustment (VISA IPO adjustment).
     The net loss, diluted loss per share and cash diluted loss per share for the second quarter of 2008 compared with a net loss of $1,456 million, diluted loss per share of $4.39 and cash diluted loss per share of $4.361, respectively, for the prior quarter, which included items of note that aggregated to a negative impact on results of $6.36 per share.
     The deterioration in credit and liquidity conditions, particularly for securities with exposure to the U.S. residential mortgage market (USRMM), has required us to record asset write-downs and counterparty credit reserves within our structured credit business. In addition, market conditions have had a negative impact on performance in other areas, particularly within our wholesale and retail brokerage operations.
     While the current environment is challenging, CIBC’s franchise remains solid. Our capital position is strong and our core businesses are well positioned for growth. In support of our strategy of consistent and sustainable performance, we are taking further steps to adapt our business profile and risk management processes to evolving financial market risks.
Update on business priorities
     Our strategy is supported by three priorities — business strength, productivity and balance sheet strength. Despite the challenging market conditions during the quarter, we made progress against our priorities in several areas.
Business strength
     CIBC Retail Markets reported revenue of $2,239 million, down 3% from $2,309 million for the same quarter last year. Net income for the second quarter was $509 million, which included the VISA IPO adjustment, versus $617 million a year ago, which included an $80 million tax recovery. Excluding these items, CIBC Retail Markets net income was down 2%.
     Our retail business in Canada continues to perform well overall, with solid profitability driven by volume growth, expense discipline and good credit experience.
     Our credit card business is the market leader in Canada by purchase volumes and outstandings and continues to deliver solid growth. Balances were up 12.8% over the second quarter of last year. We have achieved double digit growth in our cards business over several quarters, while reducing our loan loss rate.
     In our mortgages and personal lending business, net interest margins have declined over the past year, primarily due to higher funding costs, which more than offset growth of 12.5% in mortgage balances.
     Retail brokerage revenue was lower than a year ago, as less favourable market conditions negatively impacted trading volumes.
     CIBC’s retail strategy in Canada is to become the primary financial institution for more of our clients. During the quarter, we continued to focus on our key priorities of providing our clients with strong advisory

CIBC Second Quarter 2008

solutions, enhancing their client experience and offering highly competitive products:
•	We continued to invest in our branch network so that our clients will have greater flexibility, access and choice to meet their banking needs. We announced the locations of 13 new full service branches as part of a strategic plan to build, relocate and expand over 70 new branches across the country by 2011.

•	We announced the expansion of our Sunday hours program to an additional 6 branches (from 6 currently) in the Greater Toronto Area and Vancouver Lower Mainland this summer.

•	Enhancements to our ABM network included the introduction of a Chinese language option to all of our more than 3,700 ABMs across Canada.

•	Our client website, www.cibc.com again received the highest score in an independent competitive site assessment of the public websites of Canada’s seven largest banks and credit unions by Forrester Research Inc.[2]

•	We continue to lead the market with innovative products to further our relationship with our clients. We announced the launch of the CIBC Aerogold Visa Infinite card, a new addition to our leading Aerogold family of credit cards, as well as a market trial of chip card technology on CIBC Visa and debit cards that provides our clients with enhanced security and fraud protection.
CIBC World Markets reported a loss of $1.64 billion. This result includes the $1.67 billion loss on structured credit run-off activities.
     Market and economic conditions relating to the financial guarantors may change in the future, which could result in significant future losses.
     Market conditions during the second quarter were significantly more challenging than a year ago. The combination of the lower industry volumes and the restructuring activities that are ongoing within our wholesale business had a negative impact on our performance in the second quarter.
     We continue to take steps to reposition CIBC World Markets for consistent and sustainable performance.
     We have exited business activities that do not have a risk-adjusted return profile that aligns with CIBC’s strategy of consistent and sustainable performance. Earlier this year, we closed the sale of our U.S. domestic investment banking business and exited our European leveraged finance business.
     We have curtailed our activities in the structured credit area where our U.S. residential mortgage exposures were originated. A dedicated team is managing our existing exposures with a mandate to reducing risk and current positions. During the quarter, we sold several of our USRMM exposures that were hedged by ACA Financial Guaranty Corp. and also reduced non-USRMM written credit derivative notional exposures in our trading book.
     As a result of the ongoing refocusing of CIBC World Markets on its most profitable and competitive activities, in May we announced plans to eliminate 100 positions across the firm. This is expected to result in a total reduction to staffing levels across CIBC World Markets by more than 15% over the course of fiscal 2008. This does not include the approximately 600 employees transferred to Oppenheimer Holdings Inc. as part of the sale of U.S. investment banking, equities and leveraged finance activities earlier in this fiscal year.
     These and other actions we are taking to restructure CIBC World Markets have the common purpose of sustaining our position as a leading Canadian-based investment bank. During the quarter, the strength of our franchise was evident in several notable achievements:
•	#1 in Equity Underwriting — CIBC World Markets secured its position as #1 in volume of new issues underwritten at the end of the first calendar quarter, based on the strength of its co-lead manager role on the $19.6 billion IPO of Visa Inc., joint book runner roles on a $357 million Aeroplan Income Fund secondary offering from ACE Aviation Holdings Inc. and a $250 million financing of convertible debentures for Harvest Energy Trust, as well as placement agent on a US$350 million private placement of convertible debentures for AbitibiBowater Inc.

•	Canadian dealmaker of the year for 2007 — The Globe and Mail’s inaugural Canadian Dealmakers awards recognized CIBC World Markets as Canadian Dealmaker of the year in 2007 for its key role as exclusive financial advisor to Fortis Inc. on its $3.7 billion acquisition of Terasen Inc.

•	#1 in 2007 Canadian analyst rankings — The equities research team at CIBC World Markets took top spot in the 2007 Financial Post/StarMine ranking of brokerages and analysts, receiving 19 Top Analyst awards.
Productivity
In addition to continuing to invest and position our core businesses for long term performance, CIBC remains committed to its strategic objective of achieving a median efficiency ratio among the major Canadian banks.
     CIBC’s target for 2008 is to hold expenses flat relative to annualized 2006 fourth quarter expenses, excluding expenses related to our FirstCaribbean International Bank subsidiary, our U.S. restructuring and our structured credit run-off activities.
     Expenses for the second quarter were $1,788 million, down 9.5% from $1,976 million a year ago (due primarily to lower compensation related expenses).

2	CIBC Second Quarter 2008

     Our focus in the area of productivity remains on achieving improvements in revenue growth, while maintaining our expense discipline.
Balance sheet strength
CIBC’s third priority is to build balance sheet strength. In 2008, we are placing additional emphasis on this priority, given the uncertain market conditions.
     Earlier this year, we strengthened our capital position by raising $2.9 billion of common equity.
     Our capital raise has enabled us to maintain a strong capital position despite the impact of deteriorating market conditions on our performance. Our Tier 1 ratio of 10.5% at the end of April is above our target of 8.5% and also places CIBC in a leading position among North American banks.
Update on risk management enhancements
In addition to furthering our business priorities, we are enhancing our risk management capabilities.
     The first priority in our risk assessment has been to ensure risks are effectively managed within our front-line businesses. This process has led to the series of business exits described above.
     We are also improving our risk management capabilities, both within CIBC World Markets and our Risk Management function, taking into account evolving financial market risks. This process has involved a complete review of our risk management processes and a number of actions being taken:
•	We have developed a more robust risk appetite statement and supporting metrics.

•	We have established additional forums for senior management debate of risk issues and review of new products, both within CIBC World Markets and our Risk Management function.

•	We have hired two new senior executives to report directly to our Chief Risk Officer.

•	We have adapted reporting and agendas for the Risk Management Committee of the Board to provide additional focus on emerging risk issues.

•	We have launched bank-wide business risk reviews, including scenario analyses and stress testing for risks that could emerge in the future.
     Each of these actions has a common purpose of ensuring that all of CIBC’s risk management policies, procedures and practices are aligned with best practices in the industry and enable us to react quickly to changes in the external environment.
Making a difference in our communities
As a leader in community investment, CIBC is committed to supporting causes that matter to our clients, our employees and our communities. During the quarter, we continued to demonstrate our leadership in this area.
     We renewed our commitment to the CIBC Youthvision Scholarship Program™, a unique partnership with Big Brothers Big Sisters Canada and the YMCA, for an additional three years. Since the program’s inception in 1999, CIBC has committed more than $10 million to help young people achieve their dreams.
     We contributed $1 million to the Canadian Women’s Foundation, Canada’s only national public foundation dedicated to improving the lives of women and girls. Post quarter end, CIBC announced a first in Canada program with the Richard Ivey School of Business that directly addresses the growing talent gap in corporate Canada. ReConnect: Career Renewal for Returning Professional WomenTM will help professional women re-enter their careers after taking time out of the workforce to pursue other activities. CIBC is committing $1 million to the program over five years as the founding sponsor.
     We donated $100,000 to the National Aboriginal Achievement Foundation’s education program. Since 2001, CIBC has committed a total of $800,000 to scholarships and bursaries to help meet the financial needs of First Nations, Inuit and Métis students.
     These are a few examples of CIBC’s ongoing commitment to make a difference in our communities through corporate donations, sponsorships and the volunteer spirit of our employees.
Gerald T. McCaughey
President and Chief Executive Officer

[1]	For additional information, see the “Non-GAAP measures” section.

[2]	Source: 2008 Canadian Bank Public Web Site Rankings, Forrester Research Inc., May 2008.

CIBC Second Quarter 2008	3

Table of contents

4 5	External reporting changes A note about forward-looking statements
6	Second quarter financial highlights
7	Overview
9	Run-off businesses
15	Other selected activities
16	Financial performance review
20	CIBC Retail Markets
22	CIBC World Markets
24	Corporate and Other
25	Financial condition
27	Management of risk
39	Accounting and control matters
41	Interim consolidated financial statements
46	Notes to the interim consolidated financial statements
Management’s Discussion And Analysis

Management’s discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements included in this report and with the MD&A contained in our 2007 Annual Accountability Report. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. This MD&A is current as of May 29, 2008. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period. A glossary of terms used throughout this quarterly report can be found on pages 149 and 150 of our 2007 Annual Accountability Report.
External reporting changes
The following is a summary of the external reporting changes adopted in the first quarter of 2008:
•	We adopted the Internal Convergence of Capital Measurement and Capital Standards: a Revised Framework, commonly named as Basel II. See “Management of risk” section for additional details.

•	We moved our commercial banking line of business from CIBC World Markets to CIBC Retail Markets. Prior period information was restated.

•	We moved our securitization-related revenue from the lines of businesses (cards, mortgages and personal lending) to other within CIBC Retail Markets. Prior period information was restated.

•	We moved the investment consulting service revenue from retail brokerage to asset management, both within CIBC Retail Markets. Prior period information was restated.

•	We allocated the general allowance for credit losses between the strategic business lines (CIBC Retail Markets and CIBC World Markets). Prior to 2008, the general allowance (excluding FirstCaribbean International Bank) was included within Corporate and Other. Prior period information was not restated.

•	We reclassified the allowance for credit losses related to the undrawn credit facilities to other liabilities. Prior to 2008, it was included in allowance for credit losses. Prior period information was not restated.

4	CIBC Second Quarter 2008

A note about forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Update on business priorities”, “Overview — Significant events”, “Overview — Outlook”, “Run-off businesses”, “Other selected activities” and “Financial performance review — Income taxes” sections, of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2008 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview — Outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; that our estimate of sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC Second Quarter 2008	5

Second Quarter Financial Highlights

	As at or for the three months ended				As at or for the six months ended
		2008	2008	2007	2008	2007
Unaudited		Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Common share information
Per share	- basic (loss) earnings	$(3.00)	$(4.39)	$2.29	$(7.31)	$4.42
	- cash basic (loss) earnings(1)	(2.98)	(4.36)	2.32	(7.26)	4.46
	- diluted (loss) earnings	(3.00)	(4.39)	2.27	(7.31)	4.37
	- cash diluted (loss) earnings(1)	(2.98)	(4.36)	2.29	(7.26)	4.41
	- dividends	0.87	0.87	0.77	1.74	1.47
	- book value	29.01	32.76	32.67	29.01	32.67
Share price	- high	74.17	99.81	104.00	99.81	104.00
	- low	56.94	64.70	97.70	56.94	88.96
	- closing	74.17	73.25	97.70	74.17	97.70
Shares outstanding (thousands)
	- average basic	380,754	338,732	337,320	359,512	336,896
	- average diluted	382,377	340,811	340,613	361,366	340,272
	- end of period	380,770	380,650	337,487	380,770	337,487
Market capitalization ($ millions)		$28,242	$27,883	$32,972	$28,242	$32,972

Value measures
Price to earnings multiple (12 month trailing)		n/m	26.9	11.4	n/m	11.4
Dividend yield (based on closing share price)		4.8%	4.7%	3.2%	4.7%	3.0%
Dividend payout ratio		n/m	n/m	33.7%	n/m	33.3%
Market value to book value ratio		2.56	2.24	2.99	2.56	2.99

Financial results ($ millions)
Total revenue		$126	$(521)	$3,050	$(395)	$6,141
Provision for credit losses		176	172	166	348	309
Non-interest expenses		1,788	1,761	1,976	3,549	3,919
Net (loss) income		(1,111)	(1,456)	807	(2,567)	1,577

Financial measures
Efficiency ratio		n/m	n/m	64.8%	n/m	63.8%
Cash efficiency ratio, taxable equivalent basis (TEB)(1)		n/m	n/m	63.2%	n/m	62.3%
Return on equity		(37.6)%	(52.9)%	28.9%	(45.0)%	28.0%
Net interest margin		1.57%	1.33%	1.36%	1.45%	1.34%
Net interest margin on average interest-earning assets		1.85%	1.57%	1.55%	1.71%	1.54%
Return on average assets		(1.29)%	(1.68)%	1.02%	(1.49)%	0.99%
Return on average interest-earning assets		(1.52)%	(1.98)%	1.16%	(1.75)%	1.13%
Total shareholder return		2.59%	(27.3)%	(2.4)%	(25.42)%	13.2%

On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities		$92,189	$99,411	$100,204	$92,189	$100,204
Loans and acceptances		174,580	171,090	164,797	174,580	164,797
Total assets		343,063	347,734	326,580	343,063	326,580
Deposits		238,203	239,976	221,169	238,203	221,169
Common shareholders’ equity		11,046	12,472	11,025	11,046	11,025
Average assets		349,005	344,528	326,088	346,742	321,023
Average interest-earning assets		296,427	293,166	285,127	294,778	280,895
Average common shareholders’ equity		12,328	11,181	10,964	11,748	10,715
Assets under administration		1,205,077	1,169,570	1,165,585	1,205,077	1,165,585

Balance sheet quality measures
Common equity to risk-weighted assets(2)		9.6%	10.6%	8.7%	9.6%	8.7%
Risk-weighted assets ($ billions) (2)		$114.8	$117.4	$127.2	$114.8	$127.2
Tier 1 capital ratio(2)		10.5%	11.4%	9.5%	10.5%	9.5%
Total capital ratio(2)		14.4%	15.2%	14.1%	14.4%	14.1%

Other information
Retail / wholesale ratio(3)		68%/32%	71%/29%	73%/27%	68%/32%	73%/27%
Regular workforce headcount		40,345	40,237	40,488	40,345	40,488

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	Q1/08 and Q2/08 are based upon Basel II framework whereas the prior quarters were based upon Basel I methodology.

(3)	The ratio represents the amount of capital attributed to the business lines as at the end of the period.

n/m	Not meaningful due to the net loss.

6	CIBC Second Quarter 2008

OVERVIEW

Net loss for the quarter was $1,111 million, compared to net income of $807 million for the same quarter last year and net loss of $1,456 million for the prior quarter. Net loss for the six months ended April 30, 2008 was $2,567 million, compared with net income of $1,577 million for the same period in 2007.
     Our results for the current quarter were affected by the following items:
•	Loss on structured credit run-off business of $2.48 billion ($1.67 billion after-tax), which includes mark-to-market losses, net of gains on index hedges, on unhedged exposures related to the U.S. residential mortgage market (USRMM) ($114 million, $77 million after-tax), charges on credit protection purchased from ACA Financial Guaranty Corp. (ACA) and other financial guarantors ($2.17 billion, $1.46 billion after-tax), gain on credit hedges on structured credit counterparties ($63 million, $42 million after-tax), losses on sales of certain positions, and direct expenses related to managing the run-off activities;

•	$50 million ($34 million after-tax) of valuation charges against credit exposures to derivatives counterparties, other than financial guarantors;

•	$26 million ($18 million after-tax) of severance accruals;

•	$22 million ($19 million after-tax and minority interest) loss on Visa initial public offering adjustment (Visa IPO adjustment);

•	$65 million ($21 million after-tax) foreign exchange loss on the repatriation of retained earnings from our U.S. operations; and

•	$14 million ($9 million after-tax) positive impact of changes in credit spreads on the mark-to-market (MTM) of credit derivatives in our corporate loan hedging programs.
Compared with Q2, 2007
The loss on structured credit run-off business noted above was the main factor for the significant drop of revenue from the same quarter last year. The impact of the sale of some of our U.S. businesses, lower revenue from U.S. real estate finance, higher funding costs for retail lending products, and lower retail brokerage revenue also contributed to the decline. Revenue benefited from volume growth in cards, mortgages and deposits. Provision for credit losses was up mainly due to the reversal of general allowance in the same quarter last year. Non-interest expenses were down largely due to lower performance-related compensation, partially offset by higher litigation expenses.
Compared with Q1, 2008
Revenue was up mainly due to lower charges on credit protection purchased from financial guarantors and lower mark-to-market losses related to our USRMM positions. Revenue in the quarter was negatively impacted by lower gains on our corporate loan credit derivatives, lower Canadian investment banking revenue, the Visa IPO adjustment noted above, and two fewer days. Non-interest expenses were up as a result of higher litigation expenses. The lower loss in the quarter resulted in a lower tax benefit.
Compared with the six months ended April 30, 2007
Revenue in the current period was significantly lower due to the charges on credit protection purchased from financial guarantors and mark-to-market losses related to our USRMM positions. Lower revenue from U.S. real estate finance, the impact of the sale of some of our U.S. businesses, and higher funding costs for retail lending products also contributed to the decline. Revenue benefited from higher gains on our corporate loan credit derivatives, volume growth in cards, mortgages and deposits, and the FirstCaribbean International Bank (FirstCaribbean) acquisition. Provision for credit losses was up mainly due to the reversal of general allowance in the same period last year and higher losses in the corporate lending portfolio. Non-interest expenses were down largely due to lower performance-related compensation and the sale of some of our U.S. businesses. The loss for the period resulted in a tax benefit.
Our results for the prior periods were affected by the following items:

Q1, 2008
•	$171 million ($115 million after-tax) positive impact of changes in credit spreads on corporate loan credit derivatives ($128 million, $86 million after-tax) and financial guarantors credit hedges ($43 million, $29 million after-tax);

•	$56 million positive impact of favourable tax-related items;

•	$2.28 billion ($1.54 billion after-tax) charge on the credit protection purchased from ACA;

•	$626 million ($422 million after-tax) charge on the credit protection purchased from financial guarantors other than ACA;

•	$473 million ($316 million after-tax) mark-to-market losses, net of gains on related hedges, on collateralized debt obligations (CDOs) and residential mortgage-backed securities (RMBS) related to the USRMM; and

•	$108 million ($64 million after-tax) combined loss related to the sale of some of our U.S. businesses to Oppenheimer Holdings Inc. (Oppenheimer), management changes and the exit and restructuring of certain other businesses.
Q2, 2007
•	$91 million of favourable tax recoveries and reversals;

•	$24 million ($17 million after-tax) reversal of the general allowance for credit losses; and

•	$10 million ($7 million after-tax) positive impact of changes in credit spreads on corporate loan credit derivatives.
Q1, 2007
•	$6 million ($4 million after-tax) negative impact of credit spreads on corporate loan credit derivatives.

CIBC Second Quarter 2008	7

Significant events
Global market credit issues
Problems originating in the U.S. sub-prime mortgage market last year continued to have global impact during the second quarter, particularly in March. Our structured credit business, within CIBC World Markets, had losses for the quarter of $2.48 billion, primarily due to further deterioration in the credit quality of financial guarantors and mark-to-market of the underlying assets which resulted in significant increases in valuation adjustments to the value of credit protection bought. During the quarter we continued to actively manage our exposures, reducing notional exposures by approximately $30 billion and unwound related purchased credit derivatives of a similar amount.
     In April, the Financial Stability Forum (a group of G7 central banks and supervision groups) tabled recommendations with the G7 countries to enhance disclosure of what are deemed to be high risk activities. Based on these recommendations we have presented a number of related disclosures in the “Run-off businesses” and “Other selected activities” sections of the MD&A.
Sale of some of our U.S. businesses
Effective January 1, 2008, we sold our U.S. based investment banking, leveraged finance, equities and related debt capital markets businesses and our Israeli investment banking and equities businesses to Oppenheimer. During the first and second quarters, we recorded a loss of $82 million on the sale. It is anticipated that the sale of certain other U.S. capital markets related businesses located in the U.K. and Asia to Oppenheimer will close in the third quarter of 2008.
     CIBC restricted share awards (RSAs) held by employees transferred to Oppenheimer will continue to vest in accordance with their original terms. To support this compensation arrangement, Oppenheimer will reimburse CIBC for the cost of these RSAs to the extent they vest, at which time we will record the reimbursements in other non-interest income.
     Pursuant to the sale agreement, CIBC invested in a US$100 million subordinated debenture issued by Oppenheimer and is providing certain credit facilities to Oppenheimer and its investment banking clients to facilitate Oppenheimer’s business, with each loan subject to approval by CIBC’s credit committee.
     The disposition is not expected to have a significant impact on our ongoing results of operations.
Issue of share capital
During the first quarter, we issued 45.3 million common shares for net proceeds of $2.9 billion, through a combination of private placements and a public offering.
     We issued 23.9 million common shares for net proceeds of $1.5 billion, through a private placement to a group of institutional investors, comprising Manulife Financial Corporation, Caisse de dépôt et placement du Québec, Cheung Kong (Holdings) Ltd. and OMERS Administration Corporation.
     We also issued 21.4 million common shares for net proceeds of $1.4 billion, through a public offering.
Visa Inc.
In March 2008, Visa Inc. proceeded with the IPO of its Class A shares at US$44 per share. As a result of the mandatory redemption of 56.19% of our shares and the final adjustment process, we recorded a pre-tax loss of $22 million ($19 million after-tax and minority interest) in the current quarter. Visa’s Class A shares have appreciated significantly since the IPO and as a result we did not record an other-than-temporary impairment on our remaining holdings.
Outlook
Canadian economic growth is expected to remain very sluggish in the coming quarter, held back by weak exports as the U.S. appears to be entering a mild recession. We expect both economies should return to moderate growth by the final calendar quarter of 2008, helped by ongoing central bank interest rate cuts and fiscal stimulus. Healthy global resource markets and a stable housing market are expected to keep the Canadian economy from an outright recession.
     CIBC Retail Markets should benefit from continued low unemployment rates and stable housing markets, which support lending and deposit growth. A slower pace of real estate price increases may moderate mortgage growth rates.
     For CIBC World Markets, mergers and acquisition and equity activity will likely remain slower than in the prior year due to credit concerns affecting global leveraged deals. We expect loan demand to increase due to reduced investor appetite for asset-backed securities. U.S. economic softness and a strong Canadian dollar could lead to a less favourable period for corporate credit risk in certain parts of the Canadian economy.

8	CIBC Second Quarter 2008

RUN-OFF BUSINESSES

Given the uncertain market conditions and to focus on our core businesses in CIBC World Markets, we have curtailed activity in our structured credit and leveraged finance businesses and have established a focused team with the mandate to manage and reduce the residual exposures.

Background information on special purpose entities
Structured credit activities usually involve special purpose entities (SPEs). SPEs are legal vehicles, often in the form of trusts, which are designed to fulfill specific and narrow needs. SPEs are used to provide market liquidity to clients and to create investment products by aggregating either pools of homogenous assets or a variety of different assets, and issuing either single tranche short term debt securities, referred to as asset-backed commercial paper (ABCP) or longer term multi-tiered debt instruments which include super senior, senior, subordinated or mezzanine, and equity tranches. Often SPEs are referred to by reference to the type of assets that are aggregated within the SPE such as RMBS which aggregate mortgage loans, or collateralized loan obligations (CLOs) which aggregate corporate loans. In addition, SPEs can also aggregate debt securities issued by other SPEs, such as RMBS, and are referred to as CDOs. In more complex structures, SPEs which aggregate securities issued by other CDOs and then issue a further tranche of debt securities are referred to as CDOs squared. Our involvement with SPEs is discussed in the “Off balance sheet arrangements” section of the MD&A.
Structured credit run-off business
Overview and results
Our structured credit business, within CIBC World Markets, comprises our activities as principal and for client facilitation. These activities include warehousing of assets and structuring of SPEs which could result in the holding of unhedged positions. Other activities include intermediation, correlation, and flow trading which earn a spread on matching positions.
Exposures
Our exposures largely consist of the following categories:
Unhedged —
•	USRMM

•	non-USRMM
Hedged —
•	financial guarantors (USRMM and non-USRMM)

•	other counterparties (USRMM and non-USRMM)
Results, before taxes

			For the six
	For the three months ended		months ended
	2008	2008	2008
$ millions	Apr. 30	Jan. 31	Apr. 30

Trading	$2,340	$3,378	$5,718
Available-for-sale (AFS)	144	86	230

	$2,484	$3,464	$5,948

The structured credit business had losses during the quarter of $2.48 billion, compared to losses of $3.46 billion in the prior quarter. These losses were primarily driven by further deterioration in the credit quality of financial guarantors and the mark-to-market of the underlying assets, which resulted in significant increases in credit valuation adjustments.
Change in exposures
During the quarter, we had three main changes in our exposures:
•	We reduced exposures in the correlation and flow trading book by approximately $30 billion and unwound related purchased credit derivatives of a similar amount for a total reduction in credit derivatives of $60 billion. These transactions resulted in a net loss of $18 million.

•	We unwound several of our USRMM exposures that were hedged by ACA.

•	We assumed $1.8 billion of assets and unwound the related written credit derivatives of the same amount with no impact to our results.

	2008	2008
US$ millions, as at	Apr. 30	Jan. 31

Notional
Investments & loans(1)	$10,678	$7,468
Written credit derivatives(2)	35,832	72,965

Total gross exposures	$46,510	$80,433

Purchased credit derivatives and index hedges	$44,963	$75,249

(1)	Notional for investments and loans represent original investment costs.
(2)	Includes notional amount for written credit derivatives and liquidity and credit facilities.

CIBC Second Quarter 2008	9

Total exposures
The exposures held within our structured credit run-off business within CIBC World Markets are summarized in the table below. Our subsidiary, FirstCaribbean, within CIBC Retail Markets, also has holdings in securities with USRMM exposure, commercial mortgage backed securities (CMBS) and asset backed securities (ABS), which are being managed separately and are included in the table below.

US$ millions, as at April 30, 2008
	Exposures(1)				Hedged by					Unhedged	Unhedged
			Written credit derivatives and		Purchased credit derivatives and index hedges					exposures	USRMM
	Investments & loans		liquidity and credit facilities(2)		Financial guarantors		Others			Net	Net
	Notional	Fair value(4)	Notional	Fair value(3)	Notional	Fair value(3)(4)	Notional		Fair value(3)	notional	exposure(5)
USRMM(6)
Unhedged
Super senior
CDO of Mezzanine RMBS	$—	$—	$283	$256	$—	$—	$—		$—	$283	$27
CDO Squared	234	—	183	183	—	—	—		—	417	—
Warehouse — RMBS	388	54	—	—	—	—	—		—	388	54
Mezzanine — CDO Squared	116	—	—	—	—	—	—		—	116	—
Various(7)	153	24	—	—	—	—	—		—	153	24
Index hedges	—	—	—	—	—	—	300		197	(300)	(103)

	891	78	466	439	—	—	300		197	1,057

Hedged
Other CDO	1,532	461	5,509	4,082	6,338	4,771	591	(8)	288	112
Unmatched purchased credit derivatives(9)	—	—	—	—	1,541	1,452	—		—	n/a

Total USRMM	$2,423	$539	$5,975	$4,521	$7,879	$6,223	$891		$485	$1,169

Non-USRMM
Unhedged
CLO	$252	$215	$94	$13	$—	$—	$—		$—	$346
Corporate debt	337	308	—	—	—	—	—		—	337
CMBS(7)	201	199	—	—	—	—	—		—	201
Third party sponsored ABCP conduits(2)(10)	381	272	892	n/a	—	—	—		—	1,273
Warehouse — non-RMBS	159	84	—	—	—	—	—		—	159
Others(7)	136	136	—	—	—	—	—		—	136

	1,466	1,214	986	13	—	—	—		—	2,452

Hedged
CLO	6,037	5,136	8,563	632	14,075	1,122	529		1	(4)
Corporate debt	—	—	16,215	494	6,959	249	9,256		245	—
CMBS	—	—	777	144	777	144	—		—	—
Others	752	640	3,316	269	2,942	325	1,308		45	(182)
Unmatched purchased credit derivatives	—	—	—	—	—	—	347		—	n/a

Total non -USRMM	8,258	6,990	29,857	1,552	24,753	1,840	11,440		291	2,266

Total	$10,678	$7,529	$35,832	$6,073	$32,632	$8,063	$12,331		$776	$3,435

(1)	We have excluded from the table above our holdings in securities issued by entities established by Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae) and Student Loan Marketing Association (Sally Mae) with notional value of US$1,526 million and fair value of US$1,508 million as at April 30, 2008.

(2)	Liquidity and credit facilities only apply to third party sponsored ABCP conduits.

(3)	This is the value of the contracts, which were typically zero, or close to zero, at the time they were entered into.

(4)	Gross of Valuation Adjustments (VA) for investments and loans of $14 million and for purchased credit derivatives of $5.17 billion.

(5)	After write-downs.

(6)	As at April 30, 2008, the rating for super senior CDO of Mezzanine RMBS and CDO squared was B- and CCC- (negative watch) respectively. The rating for the warehouse RMBS was approximately 81% investment grade and 19% non-investment grade (based on % of market value). The rating for the mezzanine CDO squared was CC and the rating for the remaining various positions not written down was AAA.

(7)	Includes the following exposures held in FirstCaribbean as at April 30, 2008: USRMM with a notional of US$25 million and fair value of US$24 million that mature in 6 to 35 years and are rated AA1 to AAA; CMBS with a notional of US$201 million and fair value of US$199 million; and other ABS with a notional of US$14 million and fair value of US$14 million that mature in 4 to 24 years and are rated AAA. As at April 30, 2008, FirstCaribbean also had commercial mortgage index hedges with a notional of US$46 million and a positive fair value of US$2 million which partly mitigate the risk of its overall investment portfolio exposure. These commercial mortgage index hedges are excluded from the table above.

(8)	Hedged with a large American diversified multi-national insurance and financial services company with which CIBC has market standard collateral arrangements.

(9)	During the quarter, we have sold and unwound some of our USRMM exposures that were previously hedged, leaving the purchased credit derivatives unmatched.

(10)	Estimated USRMM exposure in the third party sponsored ABCP conduits was $20 million as at April 30, 2008.

n/a	not applicable

10	CIBC Second Quarter 2008

Unhedged USRMM exposures
Our remaining unhedged exposure to the USRMM, after write downs, was US$105 million ($106 million) as at April 30, 2008. To mitigate this exposure, we also have subprime index hedges with a notional amount of US$300 million ($302 million) and a fair value of US$197 million ($198 million) as at April 30, 2008. During the quarter, we had realized and unrealized losses, net of gains on index hedges, of US$113 million ($114 million) on these exposures.
Unhedged non-USRMM exposures
Our unhedged exposures to non-USRMM primarily relates to five categories: CLO, corporate debt, CMBS in FirstCaribbean, third party sponsored ABCP conduits warehouse non-RMBS, and other.
CLO
Our unhedged CLO assets with notional of US$346 million ($348 million) were rated AAA as at April 30, 2008, and are backed by diversified pools of European based senior secured leveraged loans.
Corporate debt
Approximately 51%, 33% and 16% of the unhedged corporate debt exposures with notional of US$337 million ($339 million) are related to positions in Europe, Canada and other countries respectively.
CMBS in FirstCaribbean
The CMBS held by FirstCaribbean with notional of US$201 million ($202 million) matures in 7 to 42 years and were rated A2 to AAA as at April 30, 2008.
Third party sponsored ABCP conduits
We hold positions in and provide liquidity facilities with a total notional of US$1,273 million ($1,282 million) to ABCP conduits that are parties to the “Montreal Accord” and ABCP conduits that are not parties to the Montreal Accord.
Montreal Accord
As at April 30, 2008 we held $358 million (October 31, 2007: $358 million) in par value holdings in non-bank sponsored ABCP subject to the Montreal Accord. In addition, subsequent to quarter end, we purchased additional non-bank sponsored ABCP with a notional value of $94 million at an agreed upon price which was in excess of management’s estimate of fair value of these instruments, to settle claims. The costs of the settlement were accrued within the results for the quarter. We also provided a liquidity facility of $266 million to one of these conduits which was undrawn as at April 30, 2008. The conditions of the facility require the conduit’s notes, which are currently unrated, to be rated R-1 (high) by DBRS hence it is unlikely to be drawn. If the restructuring plan set out in the Montreal Accord ultimately prevails as we expect, we will receive $145 million in senior Class A-1 notes, $154 million in senior Class A-2 notes and $153 million in various subordinated and tracking notes in exchange for our existing ABCP with par value of $452 million in the third quarter. The Class A-1 and Class A-2 notes pay a variable rate of interest that will be below market levels. The subordinated notes are expected to be zero coupon in nature paying interest and principal only after the Class A-1 and Class A-2 notes are settled in full. The tracking notes will pass through the cash flows of the underlying assets. All of the notes are expected to mature in December 2016. There is significant uncertainty as to the recoverability of the various subordinated and tracking notes and accordingly we have ascribed no value to them.
     Based on our estimate of the $258 million combined fair value of these notes, we recorded losses of $144 million in the second quarter in addition to losses of $26 million recorded through to the end of the first quarter of 2008. As at April 30, 2008, all amounts previously recorded in accumulated other comprehensive income (AOCI) have been recognized in the consolidated statement of operations.
     In addition, pursuant to the restructuring plan, we expect to participate in a Margin Funding Facility (MFF) to support the collateral requirements of the restructured conduits. Under the terms of the MFF, we will be committed to provide a $300 million undrawn loan facility to be used in the unlikely event that the amended collateral triggers of the related credit derivatives are breached and the new trusts to be created under the Montreal Accord do not have sufficient assets to support the collateral requirements. If the loan facility was fully drawn and more collateral was required, we would then have the right to limit our commitment to the original $300 million, although the consequence would likely be the loss of that $300 million loan.
Other ABCP conduits
We also provided liquidity and credit related facilities of $632 million, undrawn as at April 30, 2008, to third party sponsored ABCP conduits that are not parties to the Montreal Accord. Of this amount, $128 million was subject to liquidity agreements under which the conduits maintain the right to put their assets back to CIBC at par. Approximately 58% of the $128 million is provided to a conduit with U.S. mortgage defeasance loans, and 38% is to conduits with CDO assets. In addition, as at April 30, 2008, we had investments of $26 million in third party sponsored ABCP conduits that are not parties to the Montreal Accord.
Warehouse non-RMBS
Of the unhedged warehouse non-RMBS assets with notional of US$159 million ($160 million), approximately 70% is investment in CLOs backed by diversified pools of U.S. based senior secured leveraged loans. Approximately 14% is investment in CDOs backed by trust preferred securities with exposure to U.S. real estate investment trusts. Another 10% has exposure to the U.S. commercial real estate market.
Other
Other unhedged exposure with notional and fair value of US$136 million ($137 million) is primarily related to film rights receivable.

CIBC Second Quarter 2008	11

Hedged with financial guarantors (USRMM and non-USRMM)
During the quarter, we recorded a charge of US$634 million ($643 million) on our exposures hedged by ACA. In addition, we have increased our valuation adjustments by US$96 million ($97 million) against the receivable from ACA for unmatched purchased credit derivatives, bringing the total valuation adjustments for ACA to US$3.01 billion ($3.03 billion) as at April 30, 2008. We also recorded a charge of US$1.51 billion ($1.52 billion) on the hedging contracts provided by other financial guarantors to increase our valuation adjustments for other financial guarantors to US$2.16 billion ($2.17 billion) as at April 30, 2008. As at April 30, 2008, the fair value of derivative contracts with ACA and other financial guarantors net of the valuation adjustment amounted to US$2.89 billion ($2.91 billion). Further significant losses could result depending on the performance of both the underlying assets and the financial guarantors.
     Mitigating our exposure to these financial guarantors are credit hedges with a notional amount of US$650 million ($654 million) and a fair value of US$112 million ($113 million) as at April 30, 2008. During the quarter, we recognized a gain of US$56 million ($56 million) on these hedges.
     In addition, we have loan and tranched securities positions that are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors. As at April 30, 2008, each of these positions was performing and the total amount guaranteed by financial guarantors was approximately $260 million.
     The following tables present the notional amounts and fair values of purchased protection from financial guarantors by counterparty. The fair value net of valuation adjustments is included in derivative instruments in other assets on the consolidated balance sheet.
US$ millions, as at April 30, 2008

					USRMM related			Non-USRMM			Total
	Standard	Moody’s					Credit-			Credit-		Net
	and	investor	Fitch			Fair	related		Fair	related		fair
Counterparty	Poor’s	services	Ratings		Notional	value(1)	VA	Notional	value(1)	VA	Notional	value

I	AAA (2)	Aaa (2)	AA (2)		$85	$—	$—	$2,085	$219	$(34)	$2,170	$185
II	AAA (2)	Aaa (2)	AA (2)		546	363	(59)	1,796	253	(41)	2,342	516
III	A+ (2)	A1 (3)	A-	(2)	623	560	(274)	1,535	165	(81)	2,158	370
IV	BB (2)	Baa3 (2)	BBB (2)		566	498	(459)	2,309	166	(153)	2,875	52
V	A- (2)	A3 (2)	BB	(2)	2,611	1,759	(862)	2,678	217	(106)	5,289	1,008
VI	CCC (4)	—	—		3,448	3,043	(3,013)	—	—	—	3,448	30
VII	AAA	Aaa	AAA		—	—	—	5,200	199	(31)	5,200	168
VIII	AAA	Aaa	AAA		—	—	—	5,195	401	(27)	5,195	374
IX	AAA	Aaa	AAA		—	—	—	1,494	122	(6)	1,494	116
X	AA (2)	Aa3 (2)	A+	(4)(5)	—	—	—	2,262	94	(23)	2,262	71
XI	A+ (2)	Aa2 (2)	AA (2)		—	—	—	199	4	—	199	4

Total financial guarantors					$7,879	$6,223	$(4,667)	$24,753	$1,840	$(502)	$32,632	$2,894

US$ millions, as at January 31, 2008
I	AAA (2)	Aaa (2)	AAA		$85	$—	$—	$2,333	$131	$(11)	$2,418	$120
II	AAA (2)	Aaa (2)	AA (2)		549	217	(18)	1,819	87	(7)	2,368	279
III	AAA (2)	Aaa (2)	AAA		628	556	(47)	1,514	61	(5)	2,142	565
IV	AA (4)	Aaa (2)	AA (2)		566	362	(101)	2,262	49	(14)	2,828	296
V	AAA (2)	Aaa (2)	A (2)		2,628	1,508	(369)	2,701	74	(18)	5,329	1,195
VI	CCC (4)	—	—		3,453	2,353	(2,283)	—	—	—	3,453	70
VII	AAA	Aaa	AAA		—	—	—	5,200	219	(21)	5,200	198
VIII	AAA	Aaa	AAA		—	—	—	5,103	119	(10)	5,103	109
IX	AAA	Aaa	AAA		—	—	—	1,668	58	(4)	1,668	54
X	AA	Aa3	A+	(4)	—	—	—	2,268	87	(22)	2,268	65
XI	AA (2)	Aa2 (2)	AA (2)		—	—	—	199	—	—	199	—

Total financial guarantors					$7,909	$4,996	$(2,818)	$25,067	$885	$(112)	$32,976	$2,951

(1)	Before VA

(2)	On credit watch with negative implications

(3)	Downgraded to Ba2 in May 2008.

(4)	On credit watch

(5)	Rating withdrawn in May 2008; no longer rated by Fitch ratings.

12	CIBC Second Quarter 2008

The underlying of the exposure hedged by financial guarantors is as follows:
US$ millions, as at April 30, 2008

	USRMM
	related	Non USRMM related
	Notional	Notional
			Corporate
Counterparty	CDO	CLO(1)	Debt	CMBS(3)	Other (4)	Total

I	$85	$712	$—	$777	$596	$2,085
II	546	952	—	—	844	1,796
III	623	1,388	—	—	147	1,535
IV	566	2,011	—	—	298	2,309
V	2,611	2,678	—	—	—	2,678
VI	3,448	—	—	—	—	—
VII	—	—	5,200	—	—	5,200
VIII	—	4,945	—	—	250	5,195
IX	—	1,314	—	—	180	1,494
X	—	75	1,759	—	428	2,262
XI	—	—	—	—	199	199

Total	$7,879	$14,075	$6,959	$777	$2,942	$24,753

US$ millions, as at January 31, 2008
I	$85	$712	$—	$777	$844	$2,333
II	549	1,033	—	—	786	1,819
III	628	1,362	—	—	152	1,514
IV	566	1,964	—	—	298	2,262
V	2,628	2,701	—	—	—	2,701
VI	3,453	—	—	—	—	—
VII	—	—	5,200	—	—	5,200
VIII	—	4,853	—	—	250	5,103
IX	—	1,314	—	—	354	1,668
X	—	75	1,759	—	434	2,268
XI	—	—	—	—	199	199

Total	$7,909	$14,014	$6,959	$777	$3,317	$25,067

(1)	AAA-rated; underlyings are senior secured loans made to non-investment grade borrowers; subordination of 6-67%, weighted average of 32%

(2)	Synthetic CDS with investment grade underlyings; subordination of 15-30%; weighted average of 19%.

(3)	Synthetic CDO with 62% of underlying rated BBB- and above, and the remaining rated BB+ to B.

(4)	Includes non-U.S. RMBS, trust preferred shares, high-yield bonds.
USRMM related positions comprise super senior CDOs with underlyings being approximately 55% subprime RMBS, 21% Alt-A RMBS, 15% ABS CDOs and 9% non-USRMM. Subprime and Alt-A underlyings consist of approximately 37% pre-2006 vintage and 63% 2006 and 2007 vintage RMBS. Subprime exposures are defined as having Fair Isaac Corporation (FICO) scores < 660; and Alt A underlyings as those exposures that have FICO scores of 720 or below but greater than 660.

CIBC Second Quarter 2008	13

Hedged with other counterparties
     The following table provides the notional amounts and fair values of purchased credit derivatives from counterparties other than financial guarantors.

	USRMM related		Non-USRMM		Total
					Notional		Fair value
					2008	2008	2008	2008
US$ millions, as at April 30, 2008	Notional	Fair value	Notional	Fair value	Apr. 30	Jan. 31	Apr. 30	Jan. 31

Non-bank financial institutions	$591	$288	$401	$17	$992	$11,772	$305	$366
Banks	—	—	1,434	28	1,434	19,856	28	546
Canadian conduits	—	—	9,256	245	9,256	10,281	245	430
Governments	—	—	347	—	347	362	—	—
Others	—	—	2	1	2	2	1	1

	$591	$288	$11,440	$291	$12,031	$42,273	$579	$1,343

     The underlying of the exposure hedged by counterparties other than financial guarantors is as follows:

	USRMM	Non-USRMM related
	related	Notional
	Notional		Corporate
US$ millions, as at April 30, 2008	CDO	CLO	debt	Other

Non-bank financial institutions	$591	$—	$—	$401	(1)
Banks	—	529	—	905	(1)
Canadian conduits	—	—	9,256	—
Governments	—	—	—	347
Others	—	—	—	2	(1)

	$591	$529	$9,256	$1,655

(1)	Consists largely of single name credit default swaps which hedge written single name credit default swaps and securities.
Approximately 91% of other counterparties hedging our non-USRMM exposures have internal credit ratings equivalent to investment grade.
Canadian conduits
We purchase credit derivatives protection from Canadian conduits and create spread revenue through selling the same protection on to third parties. The reference portfolios consist of diversified indices of corporate loans and bonds. These conduits are in compliance with their collateral posting arrangements and have posted collateral exceeding current market exposure. One of the conduit counterparties, Great North Trust, is sponsored by CIBC and the remaining conduit counterparties are parties to the Montreal Accord.

			Mark-to-	Collateral
US$ millions, as at April 30, 2008	Underlying	Notional	market	held(2)

Conduits

Great North Trust	Investment grade corporate credit index(1)	$4,906	$153	$297
Nereus I	160 Investment grade corporates	2,200	47	248
Nereus II	160 Investment grade corporates	2,150	45	221

		$9,256	$245	$766

Jan. 31, 2008		$10,300	$430	$911

(1)	Consists of a static portfolio of 125 North American corporate reference entities that were investment grade rated when the index was created. 50% of the entities are rated Baa1 or higher. 123 reference entities are listed in the U.S. and financial guarantors represent approximately 2.4% of the portfolio. Attachment point is 30% and there is no direct exposure to USRMM or the U.S. commercial real estate market.

(2)	Comprises investment grade notes issued by third party sponsored conduits, corporate floating rate notes, commercial paper issued by CIBC sponsored securitization conduits, and CIBC bankers acceptances.

14	CIBC Second Quarter 2008

Leveraged finance business
We provide leveraged finance to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities. We generally underwrite leveraged financial loans and syndicate the majority of the loans, earning a fee during the process.
     We are exiting our European leveraged finance (ELF) business. As with the structured credit run-off business, the risk in the ELF run-off business is also managed by a focused team with the mandate to manage down the residual exposures. As at April 30, 2008, we have funded leveraged loans of $851 million (January 31, 2008: $822 million) and unfunded letter of credits and commitments of $374 million (January 31, 2008: $383 million), none of which is considered impaired. During the quarter, we had immaterial realized losses and no write-downs in exiting the ELF business.
     In addition, we sold our U.S. leveraged finance business as part of our sale of some of our U.S. businesses to Oppenheimer.
OTHER SELECTED ACTIVITIES

In response to the recommendations of the Financial Stability Forum, this section provides additional details on other selected activities.
Securitization business
Our securitization business provides clients access to funding in the debt capital markets. We sponsor several multi-seller conduits in Canada that purchase pools of financial assets from our clients, and finance the purchases by issuing commercial paper to investors. We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management and other financial services.
     As at April 30, 2008, our holdings of ABCP issued by our sponsored conduits were $786 million (October 31, 2007: $3.1 billion), and our committed backstop liquidity facilities to these conduits were $11.37 billion. We also provided credit facilities of $70 million to these conduits as at April 30, 2008.
     The following table shows the underlying collateral and the average maturity for each asset type in our multi-seller conduits:

$ millions, as at April 30, 2008
		Estimated
	Funded	weighted avg.
	amount	life (years)

Asset class
Residential mortgages	$4,075	2.48
Vehicle leases	3,109	1.31
Franchise loans	1,873	1.49
Auto loans	769	1.12
Credit cards	975	4.88	(1)
Dealer floorplan	600	1.54
Equipment leases/loans	582	1.39
Other	177	0.27

	$12,160	2.00

(1)	Based on the revolving period and amortization period contemplated in the transaction.
The short-term notes issued by the conduits are backed by the above assets. The performance of the above assets has met the criteria required to retain the ratings of the notes issued by the multi-seller conduits.
     In addition, we also securitize our mortgages and credit cards receivables. Details of our securitization transactions during the quarter are provided in Note 6 to the consolidated financial statements.
U.S. real estate finance
In our U.S. Real Estate Finance business, we operate a full service platform which originates commercial mortgages to mid-market clients. The construction and interim programs offer floating rate and fixed rate financing to development and transitional properties under construction or to be leased. Once the construction and interim phase is complete and the properties are ready to become income producing, borrowers are offered fixed rate financing within the permanent program. These commercial mortgages are then sold into CMBS programs. The business also maintains CMBS trading and distribution capabilities although there are no outstanding inventories as at April 30, 2008. The table below provides a summary of our positions in this business as at April 30, 2008.

US$ millions, as at April 30, 2008
	Lines
	of credits	Loans

Commercial mortgages	$—	$504
Commercial construction loans	413	1,440

	$413	$1,944

CIBC Second Quarter 2008	15

FINANCIAL PERFORMANCE REVIEW

	For the three months ended			For the six months ended
	2008	2008	2007	2008	2007
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Net interest income	$1,349	$1,154	$1,079	$2,503	$2,138
Non-interest income	(1,223)	(1,675)	1,971	(2,898)	4,003

Total revenue	126	(521)	3,050	(395)	6,141
Provision for credit losses	176	172	166	348	309
Non-interest expenses	1,788	1,761	1,976	3,549	3,919

(Loss) income before taxes and non-controlling interests	(1,838)	(2,454)	908	(4,292)	1,913
Income tax (benefit) expense	(731)	(1,002)	91	(1,733)	322
Non-controlling interests	4	4	10	8	14

Net (loss) income	$(1,111)	$(1,456)	$807	$(2,567)	$1,577

Net interest income
Net interest income was up $270 million or 25% from the same quarter last year, mainly due to decreased trading-related funding costs resulting from lower trading activities, volume growth in retail products, favourable spreads in deposits, and the impact of one more day. These factors were offset in part by higher funding costs for retail lending products.
     Net interest income was up $195 million or 17% from the prior quarter, primarily due to decreased trading-related funding costs noted above, favourable spreads in cards and mortgages, higher treasury revenue, and volume growth in retail products. These factors were offset in part by the impact of two fewer days in the quarter and spread compression in deposits.
     Net interest income for the six months ended April 30, 2008 was up $365 million or 17% from the same period in 2007, primarily due to decreased trading-related funding costs and volume growth in retail products. In addition, favourable spreads in deposits and the impact of one more day also contributed to the increase. These factors were offset in part by higher funding costs for retail lending products and lower treasury revenue.
Non-interest income
Non-interest income was down $3,194 million from the same quarter last year, and was down $6,901 million for the six months ended April 30, 2008 from the same period in 2007. The significant drop was primarily due to charges on credit protection purchased from financial guarantors and mark-to-market losses related to our exposure to the USRMM. In addition, lower trading activities, the impact of the sale of some of our U.S. businesses in the prior quarter, lower gains on AFS securities, losses relating to third-party sponsored ABCP, and the foreign exchange loss on the repatriation of retained earnings from our U.S. operations also contributed to the decline. These factors were partially offset by higher gains on credit derivatives resulting from the widening of credit spreads.
     Non-interest income was up $452 million from the prior quarter, primarily due to lower charges on credit protection purchased from financial guarantors, and lower mark-to-market losses related to our exposure to the USRMM. These factors were partially offset by lower trading activities, lower gains on credit derivatives, and the foreign exchange loss on the repatriation noted above.
Provision for credit losses
Provision for credit losses was up $10 million or 6% from the same quarter last year, mainly due to the $24 million reversal of general allowance in the second quarter of 2007, partially offset by improvements in the personal lending portfolio.
     Provision for credit losses was up $4 million or 2% from the prior quarter, primarily due to volume driven higher losses in the cards portfolio, partially offset by lower losses in the business and government lending portfolio.
     Provision for credit losses for the six months ended April 30, 2008 was up $39 million or 13% from the same period in 2007. Higher losses in the cards and business and government lending portfolios were partially offset by improvement in the personal lending portfolio. The second quarter of 2007 benefited from the $24 million reversal of the general allowance.
Non-interest expenses
     Non-interest expenses were down $188 million or 10% from the same quarter last year, primarily due to lower performance-related compensation, partially offset by higher litigation expenses. In addition, the current quarter benefited from lower commission, pension, and computer expenses.
     Non-interest expenses were up $27 million or 2% from the prior quarter due to higher litigation expenses, professional fees and capital taxes, partially offset by lower performance-related compensation.
     Non-interest expenses were down $370 million or 9% for the six months ended April 30, 2008 from the same

16	CIBC Second Quarter 2008

period in 2007. The decrease was mainly due to lower performance related compensation, commission and pension expenses, partially offset by higher litigation expenses.
Income taxes
Income tax benefit was $731 million, compared to an expense of $91 million in the same quarter last year. Income tax benefit for the six months ended April 30, 2008 was $1,733 million, compared with an expense of $322 million in the same period in 2007. The income tax benefit was due to the loss during the current period.
     Income tax benefit was down $271 million from the prior quarter, primarily due to a lower loss before tax.
     The effective tax recovery rate was 39.8% for the quarter, compared to an effective tax rate of 10.0% for the same quarter last year and a tax recovery rate of 40.8% for the prior quarter. The effective tax recovery rate for the six months ended April 30, 2008 was 40.4% compared to an effective tax rate of 16.8% for the same period in 2007.
     At the end of the quarter, our future income tax asset was $1.06 billion, net of a US$82 million ($83 million) valuation allowance. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
     Included in the future income tax asset are $724 million related to Canadian non-capital loss carryforwards which expire in 20 years, and $68 million related to Canadian capital loss carryforwards which have no expiry date.
     The adjusted effective tax recovery and taxable equivalent (TEB) recovery rates for the quarter ended April 30, 2008 were 39.8%(1) and 37.7%(1), respectively.
Foreign exchange
Our U.S. dollar denominated results are impacted by fluctuations in the U.S. dollar/Canadian dollar exchange rate. The Canadian dollar appreciated 12% on average relative to the U.S. dollar from the same quarter last year, resulting in a $180 million decrease in the translated value of our U.S. dollar functional earnings.
     The Canadian dollar depreciated 1% on average relative to the U.S. dollar from the prior quarter, resulting in a $10 million increase in the translated value of our U.S. dollar functional earnings.
     The Canadian dollar appreciated 13% on average relative to the U.S. dollar for the six months ended April 30, 2008 from the same period in 2007, resulting in a $253 million decrease in the translated value of our U.S. dollar functional earnings.
(1)	For additional information, see the “Non-GAAP measures” section.
Review of quarterly financial information

		2008				2007		2006

$ millions, except per share amounts,
for the three months ended	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31

Revenue
CIBC Retail Markets	$2,239	$2,371	$2,794	$2,386	$2,309	$2,273	$2,171	$2,164
CIBC World Markets	(2,166)	(2,957)	5	455	606	662	572	551
Corporate and Other	53	65	147	138	135	156	147	111

Total revenue	126	(521)	2,946	2,979	3,050	3,091	2,890	2,826
Provision for credit losses	176	172	132	162	166	143	92	152
Non-interest expenses	1,788	1,761	1,874	1,819	1,976	1,943	1,892	1,883

(Loss) income before taxes and non-controlling interests	(1,838)	(2,454)	940	998	908	1,005	906	791
Income tax (benefit) expense	(731)	(1,002)	45	157	91	231	87	125
Non-controlling interests	4	4	11	6	10	4	—	4

Net (loss) income	$(1,111)	$(1,456)	$884	$835	$807	$770	$819	$662

(Loss) earnings per share — basic	$(3.00)	$(4.39)	$2.55	$2.33	$2.29	$2.13	$2.34	$1.88
— diluted(1)	$(3.00)	$(4.39)	$2.53	$2.31	$2.27	$2.11	$2.32	$1.86

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

CIBC Second Quarter 2008	17

Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July — third quarter and August — fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management and wholesale activities.
     The acquisition of FirstCaribbean resulted in an increase in revenue in CIBC Retail Markets since the first quarter of 2007. In addition, revenue was particularly high in the fourth quarter of 2007 due to the gain recorded on the Visa restructuring. CIBC World Markets revenue has been adversely affected since the third quarter of 2007 due to the mark-to-market losses on CDOs and RMBS, and more significantly in the current two quarters due to the charges on credit protection purchased from financial guarantors. The deconsolidation of a variable interest entity (VIE) led to lower revenue in the third quarter of 2006.
     Retail lending provisions increased slightly in 2007 largely due to higher losses in the cards portfolio, resulting from volume growth, and the impact of the FirstCaribbean acquisition. Corporate lending recoveries and reversals have decreased from the high levels in the past. Reversals of the general allowance were included in the second quarter of 2007 and the fourth quarter of 2006.
     Non-interest expenses were higher in 2007 resulting from the FirstCaribbean acquisition. Performance-related compensation has been lower since the third quarter of 2007. The net reversal of litigation accruals also led to lower expenses in the third and fourth quarters of 2007.
     The first two quarters of 2008 had an income tax benefit resulting from the loss during the period. Income tax recoveries related to the favourable resolution of various income tax audits and reduced tax contingencies were included in the last three quarters of 2007 and the last two quarters of 2006. Tax-exempt income has generally been increasing over the period, with larger tax-exempt dividends received in the fourth quarters of 2007 and 2006. The last quarter of 2007 benefited from a lower tax rate on the gain recorded on the Visa restructuring and the last two quarters of 2007 benefited from a lower tax rate on the net reversal of litigation accruals. Income tax benefit on the foreign exchange loss on the repatriation of retained earnings from our foreign operations was included in the second quarter of 2008. Income tax expense the repatriation of capital and retained earnings from our foreign operations was included in the fourth quarter of 2007.

18	CIBC Second Quarter 2008

Non-GAAP measures
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP, and, accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 45 of the 2007 Annual Accountability Report.
     The following tables provide a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis. The reconciliation of the non-GAAP measures of our business lines are provided in their respective sections.

		For the three months ended			For the six months ended
		2008	2008	2007	2008	2007
$ millions, except per share amounts		Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Net interest income		$1,349	$1,154	$1,079	$2,503	$2,138
Non-interest income		(1,223)	(1,675)	1,971	(2,898)	4,003

Total revenue per financial statements	A	126	(521)	3,050	(395)	6,141
TEB adjustment	B	60	61	54	121	116

Total revenue (TEB) (1)	C	$186	$(460)	$3,104	$(274)	$6,257

Non-interest expenses per financial statements	D	$1,788	$1,761	$1,976	$3,549	$3,919
Less: amortization of other intangible assets		10	10	12	20	17

Cash non-interest expenses (1)	E	$1,778	$1,751	$1,964	$3,529	$3,902

(Loss) income before taxes and non-controlling interests per financial statements	F	$(1,838)	$(2,454)	$908	$(4,292)	$1,913
TEB adjustment	B	60	61	54	121	116

(Loss) income before taxes and non-controlling interests (TEB) (1)	G	$(1,778)	$(2,393)	$962	$(4,171)	$2,029

Reported income taxes per financial statements	H	$(731)	$(1,002)	$91	$(1,733)	$322
TEB adjustment	B	60	61	54	121	116
Other tax adjustments	I	—	56	91	56	91

Adjusted income taxes (1)	J	$(671)	$(885)	$236	$(1,556)	$529

Net (loss) income applicable to common shares	K	$(1,141)	$(1,486)	$772	$(2,627)	$1,488
Add: after tax effect of amortization of other intangible assets		8	8	9	16	13

Cash net (loss) income applicable to common shares (1)	L	$(1,133)	$(1,478)	$781	$(2,611)	$1,501

Basic weighted average common shares (thousands)	M	380,754	338,732	337,320	359,512	336,896
Diluted weighted average common shares (thousands)	N	382,377	340,811	340,613	361,366	340,272

Cash efficiency ratio (TEB) (1)	E/C	n/m	n/m	63.2%	n/m	62.3%
Reported effective income tax rate (TEB) (1)(2)	(H+B)/G	37.7%	39.3%	15.1%	38.6%	21.6%
Adjusted effective income tax rate (1)(2)	(H+I)/F	39.8%	38.5%	20.0%	39.1%	21.6%
Adjusted effective income tax rate (TEB) (1)(2)	J/G	37.7%	37.0%	24.5%	37.3%	26.1%
Cash basic (loss) earnings per share (1)	L/M	$(2.98)	$(4.36)	$2.32	$(7.26)	$4.46
Cash diluted (loss) earnings per share (1)(3)	L/N	$(2.98)	$(4.36)	$2.29	$(7.26)	$4.41

(1)	Non-GAAP measure.

(2)	For the periods ended April 30, 2008 and January 31, 2008, represents tax recovery rates applicable to the loss before tax and non-controlling interests.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

n/m	Not meaningful due to the net loss.

CIBC Second Quarter 2008	19

CIBC RETAIL MARKETS
CIBC Retail Markets provides a full range of financial products and services to individual and business banking clients, as well as investment management services globally to retail and institutional clients.
Results (1)

	For the three months ended			For the six months ended
	2008	2008	2007	2008	2007
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Revenue
Personal and small business banking	$540	$544	$501	$1,084	$1,018
Imperial Service	239	244	232	483	469
Retail brokerage	264	276	294	540	596
Cards	415	423	399	838	809
Mortgages and personal lending	302	319	356	621	737
Asset management	116	120	124	236	247
Commercial banking	117	126	121	243	242
FirstCaribbean	122	126	150	248	200
Other	124	193	132	317	264

Total revenue (a)	2,239	2,371	2,309	4,610	4,582
Provision for credit losses	174	155	186	329	334
Non-interest expenses (b)	1,380	1,353	1,418	2,733	2,771

Income before taxes and non-controlling interests	685	863	705	1,548	1,477
Income tax expense	174	202	81	376	279
Non-controlling interests	2	4	7	6	11

Net income (c)	$509	$657	$617	$1,166	$1,187

Efficiency ratio (b/a)	61.6%	57.1%	61.4%	59.3%	60.5%
Amortization of other intangible assets (d)	$8	$8	$10	$16	$13
Cash efficiency ratio(2) ((b-d)/a)	61.3%	56.7%	61.0%	58.9%	60.2%
ROE(2)	42.0%	54.0%	51.6%	48.0%	52.7%
Charge for economic capital(2) (e)	$(154)	$(156)	$(153)	$(310)	$(290)
Economic profit(2) (c+e)	$355	$501	$464	$856	$897
Regular workforce headcount	28,253	27,984	27,773	28,253	27,773

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income was down $108 million or 18% from the same quarter last year, which benefited from a tax recovery of $80 million. Excluding the tax recovery and the Visa IPO adjustment this quarter, net income was down slightly mainly due to lower revenue as a result of higher funding costs, lower retail brokerage and FirstCaribbean revenues.
     Net income was down $148 million or 23% from the prior quarter, largely due to lower revenue as a result of decreased treasury revenue allocations, two fewer days in the quarter and the Visa IPO adjustment.
     Net income for the six months ended April 30, 2008 was down $21 million or 2% from the same period in 2007. Excluding the tax recovery and the Visa IPO adjustment, net income was up on higher revenue and lower expenses.
Revenue
FirstCaribbean revenue is included from the date of acquisition on December 22, 2006. Prior to December 22, 2006, FirstCaribbean was equity-accounted and the revenue was included in other.
Revenue was down $70 million or 3% from the same quarter last year.
     Personal and small business banking revenue was up $39 million, mainly due to favourable spreads and volume growth.

20	CIBC Second Quarter 2008

     Imperial Service revenue was up $7 million, primarily due to volume growth.
     Retail brokerage revenue was down $30 million, largely due to lower trading and new issue activity, offset in part by favourable spreads.
     Cards revenue was up $16 million, driven by volume growth, partially offset by higher funding costs.
     Mortgages and personal lending revenue was down $54 million, primarily due to higher funding costs partially offset by volume growth.
     Asset management revenue was down $8 million, largely due to lower fee income as a result of a change in the asset mix.
     FirstCaribbean revenue was down $28 million, primarily due to a stronger Canadian dollar and lower securities revenue.
     Other revenue was down $8 million, mainly due to lower treasury revenue allocations, partially offset by increased revenue in President’s Choice Financial.
Revenue was down $132 million or 6% from the prior quarter.
     Retail brokerage revenue was down $12 million, primarily due to lower fee-based revenue and new issue activity.
     Cards revenue was down $8 million, primarily due to the Visa IPO adjustment, two fewer days in the quarter, and lower fee income, partially offset by favourable spreads.
     Mortgages and personal lending revenue was down $17 million largely due to two fewer days in the quarter and lower mortgage refinancing fees.
     Commercial banking revenue was down $9 million, largely due to compressed deposit spreads.
     Other revenue was down $69 million, primarily due to lower treasury revenue allocations.
Revenue for the six months ended April 30, 2008 was up $28 million or 1% from the same period in 2007.
     Personal and small business banking revenue was up $66 million, led by favourable spreads and volume growth.
     Imperial Service revenue was up $14 million, led by volume growth.
     Retail brokerage revenue was down $56 million, as a result of lower trading and new issue activity, partially offset by favourable spreads and higher fee-based revenue.
     Cards revenue was up $29 million, primarily due to volume growth and higher fee income, partially offset by higher funding costs and the Visa IPO adjustment.
     Mortgages and personal lending revenue was down $116 million, primarily due to higher funding costs and the shift to secured lending which have lower spreads, partially offset by volume growth.
     Asset management revenue was down $11 million, primarily due to lower fee income as a result of a change in the asset mix.
     Other revenue was up $53 million, due to higher treasury revenue allocations.
Provision for credit losses
Provision for credit losses was down $12 million or 6% from the same quarter last year, largely due to lower losses in the personal and small business portfolio, partially offset by higher losses due to continued volume growth in the cards portfolio.
     Provision for credit losses was up $19 million or 12% from the prior quarter, largely due to higher seasonal losses and volume growth in the cards portfolio and lower recoveries and reversals in the agricultural loan portfolio.
     Provision for credit losses for the six months ended April 30, 2008 was down $5 million or 1% from the same period in 2007, primarily due to lower losses in the personal and small business portfolio and higher recoveries and reversals in the agricultural loan portfolio, partially offset by continued volume growth in cards portfolio and higher recoveries and reversals in commercial banking portfolio in the prior year.
Non-interest expenses
Non-interest expenses were down $38 million or 3% from the same quarter last year, primarily due to lower performance-related compensation, corporate support costs, and communication expenses.
     Non-interest expenses were up $27 million or 2% from the prior quarter, resulting mainly from higher FirstCaribbean expenses, business and capital taxes, and advertising expenses.
     Non-interest expenses for the six months ended April 30, 2008 were down $38 million or 1% from the same period in 2007, primarily due to lower performance-related compensation, corporate support costs, and business and capital taxes, partially offset by the FirstCaribbean acquisition.
Income taxes
Income taxes were up $93 million from the same quarter last year and were up $97 million or 35% for the six months ended April 30, 2008 from the same period in 2007, primarily due to the tax recovery noted above.
     Income taxes were down $28 million or 14% from the prior quarter due to a decrease in income.
Regular workforce headcount
The regular workforce headcount of 28,253 was up 480 from the same quarter last year and up 269 from the prior quarter, primarily due to an increase in customer-facing staff.

CIBC Second Quarter 2008	21

CIBC WORLD MARKETS

CIBC World Markets is the wholesale and corporate banking arm of CIBC, providing a range of integrated credit and capital markets, investment banking, and merchant banking products and services to clients in key financial markets in North America and around the world. We provide capital solutions and advisory expertise across a wide range of industries, as well as research for our corporate, government and institutional clients.
Results (1)

	For the three months ended			For the six months ended
	2008	2008	2007	2008	2007
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Revenue (TEB)(2)
Capital markets	$(2,253)	$(3,169)	$351	$(5,422)	$800
Investment banking and credit products	102	283	247	385	451
Merchant banking	5	9	85	14	162
Other	40	(19)	(23)	21	(29)

Total revenue (TEB)(2) (a)	(2,106)	(2,896)	660	(5,002)	1,384
TEB adjustment	60	61	54	121	116

Total revenue (b)	(2,166)	(2,957)	606	(5,123)	1,268
Provision for (reversal of) credit losses	2	17	—	19	(5)
Non-interest expenses (c)	358	351	459	709	945

(Loss) income before taxes and non-controlling interests	(2,526)	(3,325)	147	(5,851)	328
Income tax benefit	(891)	(1,166)	(16)	(2,057)	(5)
Non-controlling interests	2	—	3	2	3

Net (loss) income (d)	$(1,637)	$(2,159)	$160	$(3,796)	$330

Efficiency ratio (c/b)	n/m	n/m	75.8%	n/m	74.5%
Efficiency ratio (TEB)(2) (c/a)	n/m	n/m	69.6%	n/m	68.3%
ROE(2)	(293.9)%	(391.7)%	36.9%	(342.4)%	39.1%
Charge for economic capital(2) (e)	$(73)	$(72)	$(55)	$(145)	$(107)
Economic (loss) profit(2) (d+e)	$(1,710)	$(2,231)	$105	$(3,941)	$223
Regular workforce headcount	1,145	1,287	1,846	1,145	1,846

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.

n/m	Not meaningful due to the net loss.
Financial overview
Net loss was $1,637 million, compared to net income of $160 million in the same quarter last year. CIBC World Markets’ results were significantly affected by the $1.46 billion after-tax charge with respect to the counterparty credit protection purchased from financial guarantors.
     Net loss was down $522 million from the prior quarter, primarily due to lower credit valuation charges on our hedged exposure and lower losses on our unhedged exposure to the USRMM.
     Net loss for the six months ended April 30, 2008 was up $4,126 million from the same period in 2007, mainly due to the reasons noted above.
Revenue
Revenue was down $2,772 million from the same quarter last year. For a more detailed discussion of some of the significant items, refer to the “Run-off businesses” section of the MD&A.
     Capital markets revenue was down $2,604 million, primarily due to the credit valuation charges on credit protection purchased from financial guarantors, including ACA, mark-to-market losses related to our exposure to the USRMM, and charges related to third-party sponsored ABCP. Revenue was also lower due to the impact of the sale of our U.S. equities business in the prior quarter.
     Investment banking and credit products revenue was down $145 million, primarily due to lower investment banking revenue, including the impact of the sale of our U.S. investment and corporate banking business, which

22	CIBC Second Quarter 2008

accounted for $41 million of the decrease, lower revenue from U.S. real estate finance, and lower gains associated with corporate loan hedging programs.
     Merchant banking revenue was down $80 million, mainly due to lower gains from third-party managed funds and direct investments.
     Other revenue was up $63 million, primarily due to higher net internal funding credits.
Revenue was up $791 million from the prior quarter.
     Capital markets revenue was up $916 million, primarily due to lower credit valuation charges and lower losses on our unhedged exposure related to the USRMM.
     Investment banking and credit products revenue was down $181 million, primarily due to lower gains associated with corporate loan hedging programs and lower investment banking revenue, including the impact of the sold U.S. investment and corporate banking business.
     Other revenue was up $59 million, primarily due to the loss on sale of some of our U.S. businesses recorded in the prior quarter.
Revenue for the six months ended April 30, 2008 was down $6,391 million from the same period in 2007.
     Capital markets revenue was down $6,222 million, primarily due to the $5.1 billion charge on credit protection purchased from financial guarantors. During the current period, we also had losses of $587 million related to the USRMM.
     Investment banking and credit products revenue was down $66 million, primarily due to lower gains from U.S. real estate finance and the impact of the sale of our U.S. investment and corporate banking business, partially offset by higher gains associated with corporate loan hedging programs.
     Merchant banking revenue was down $148 million, primarily due to lower gains from direct investments and third-party managed funds.
     Other revenue was up $50 million mainly due to higher treasury revenue allocations.
Provision for (reversal of) credit losses
Provision for credit losses was $2 million, compared with nil for the same quarter last year.
     Provision for credit losses was $2 million, compared with $17 million in the prior quarter, mainly due to lower losses in Canada.
     Provision for credit losses for the six months ended April 30, 2008 was $19 million, compared to a reversal of $5 million in the same period in 2007, mainly due to higher losses in Canada and lower recoveries from Europe, partially offset by lower losses in the U.S.
Non-interest expenses
Non-interest expenses were down $101 million or 22% from the same quarter last year, primarily due to the impact of the sale of some of our U.S. businesses and lower performance-related compensation, partially offset by higher litigation expenses.
     Non-interest expenses were up $7 million or 2% from the prior quarter, primarily due to higher litigation expenses, partially offset by lower performance-related compensation and the impact of the sale of some of our U.S. businesses.
     Non-interest expenses for the six months ended April 30, 2008 were down $236 million or 25% from the same period in 2007, primarily due to lower performance-related compensation and the impact of the sale of some of our U.S. businesses, partially offset by higher litigation and professional expenses.
Income taxes
Income tax benefit was $891 million, compared to $16 million in the same quarter last year, due to the higher credit valuation charges and higher losses related to the USRMM.
     Income tax benefit was down $275 million from the prior quarter, mainly due to the higher loss in the prior quarter, resulting from the charge on the credit protection purchased from financial guarantors noted above.
     Income tax benefit for the six months ended April 30, 2008 was $2,057 million, compared with $5 million for the same period in 2007, mainly due to the reasons noted above.
Regular workforce headcount
The regular workforce headcount of 1,145 was down 701 from the same quarter last year and down 142 from the prior quarter, primarily due to the sale of some of our U.S. businesses and exiting some of our structured credit businesses.

CIBC Second Quarter 2008	23

CORPORATE AND OTHER
Corporate and Other comprises the five functional groups — Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Treasury and Risk Management (TRM) — that support CIBC’s business lines, as well as CIBC Mellon joint ventures, and other income statement and balance sheet items, not directly attributable to the business lines. The revenue and expenses of the functional groups are generally allocated to the business lines.
Results (1)

	For the three months ended			For the six months ended
	2008	2008	2007	2008	2007
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Total revenue	$53	$65	$135	$118	$291
Recovery of credit losses	—	—	(20)	—	(20)
Non-interest expenses	50	57	99	107	203

Income before taxes	3	8	56	11	108
Income tax (benefit) expense	(14)	(38)	26	(52)	48

Net income	$17	$46	$30	$63	$60

Regular workforce headcount	10,947	10,966	10,869	10,947	10,869

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
Financial overview
Net income was down $13 million or 43% from the same quarter last year, primarily due to the foreign exchange loss on the repatriation of retained earnings from our U.S. operations and lower unallocated revenue from treasury, partially offset by lower unallocated corporate support costs.
     Net income was down $29 million or 63% from the prior quarter, mainly due to the foreign exchange loss on the repatriation noted above and lower income tax benefit, partially offset by higher unallocated revenue from treasury and lower unallocated corporate support costs.
     Net income for the six months ended April 30, 2008 was up $3 million or 5% from the same period in 2007 primarily due to lower unallocated corporate support costs and higher income tax recoveries, partially offset by foreign exchange loss on the repatriation noted above and lower unallocated revenue from treasury.
Revenue
Revenue was down $82 million or 61% from the same quarter last year, primarily due to the foreign exchange loss on the repatriation noted above and lower unallocated revenue from treasury.
     Revenue was down $12 million or 18% from the prior quarter, mainly due to the foreign exchange loss on the repatriation noted above, partially offset by higher unallocated revenue from treasury and higher revenue from the hedging of stock appreciation rights (SARs).
     Revenue for the six months ended April 30, 2008 was down $173 million or 59% from the same period in 2007, mainly due to foreign exchange loss on the repatriation noted above, lower unallocated revenue from treasury, and lower revenue from the hedging of SARs.
Recovery of credit losses
The same quarter last year included a $20 million reversal of the general allowance. Commencing 2008, we have allocated the general allowance for credit losses between the two strategic business lines, CIBC Retail Markets and CIBC World Markets.
Non-interest expenses
Non-interest expenses were down $49 million or 49% from the same quarter last year, primarily due to lower unallocated corporate support costs.
     Non-interest expenses were down $7 million or 12% from the prior quarter, mainly due to lower unallocated corporate support costs, partially offset by higher expenses related to SARs.
     Non-interest expenses for the six months ended April 30, 2008 were down $96 million or 47% for the same period in 2007, primarily due to lower unallocated corporate support costs and lower expenses related to SARs.
Income tax
     Income tax benefit was $14 million, compared to a $26 million income tax expense in the same quarter last year. This change is primarily due to the income tax benefit on the repatriation noted above and income tax recoveries, partially offset by the tax effecting of current

24	CIBC Second Quarter 2008

quarter losses at rates in future years that are expected to be less than the current year’s statutory rate.
     Income tax benefit was down $24 million or 63% from the prior quarter. Prior quarter losses were largely tax effected at prior years’ tax rates, which were higher than the current year’s statutory rate. Partially offsetting this was the impact of the items noted above.
     Income tax benefit was $52 million for the six months ended April 30, 2008, compared to a $48 million income tax expense from the same period in 2007 due to reasons noted above.
FINANCIAL CONDITION

Review of consolidated balance sheet

	2008	2007
$ millions, as at	Apr. 30	Oct. 31

Assets
Cash and deposits with banks	$13,092	$13,747
Securities	79,097	86,500
Securities borrowed or purchased under resale agreements	33,170	34,020
Loans	165,824	162,654
Derivative instruments	23,549	24,075
Other assets	28,331	21,182

Total assets	$343,063	$342,178

Liabilities and shareholders’ equity
Deposits	$238,203	$231,672
Derivative instruments	26,206	26,688
Obligations related to securities lent or sold short or under repurchase agreements	36,815	42,081
Other liabilities	22,344	21,977
Subordinated indebtedness	5,359	5,526
Preferred share liabilities	600	600
Non-controlling interests	159	145
Shareholders’ equity	13,377	13,489

Total liabilities and shareholders’ equity	$343,063	$342,178

Assets
Total assets as at April 30, 2008 were up $885 million or 0.3% from October 31, 2007.
     Securities decreased due to lower AFS and trading securities, offset in part by higher securities designated at fair value (FVO). AFS securities decreased due to the sale of U.S. treasuries and Government of Canada bonds and a reduction in CIBC-sponsored ABCP securities. Trading securities decreased due to normal trading activities, offset partially by the purchase of assets at par from third-party structured securitization vehicles. FVO securities increased due to higher mortgage-backed securities inventory to support our ongoing CIBC-originated residential mortgage securitization program and to be available for collateral management purposes.
     The decrease in securities borrowed or purchased under resale agreements was primarily due to normal client-driven business activity.
     Loans have increased due to volume growth in consumer loans and residential mortgages (net of securitizations).
     Derivative instruments decreased largely due to valuation adjustments related to the credit protection purchased from financial guarantors and lower market valuation on foreign exchange and equity derivatives. These were mostly offset by higher market valuation on credit and interest rate derivatives.
     Other assets increased mainly due to an increase in derivatives collateral and income tax receivable.
Liabilities
Total liabilities as at April 30, 2008 were up $997 million or 0.3% from October 31, 2007.
     The increase in deposits was mainly due to retail volume growth and normal treasury activities.
     Derivative instruments decreased mainly due to lower market valuation on foreign exchange and equity derivatives, largely offset by higher market valuation on credit and interest rate derivatives.
     The decrease in obligations related to securities lent or sold short or under repurchase agreements is largely as a result of normal client-driven and treasury funding activities.
     Subordinated indebtedness decreased primarily due to redemptions, partially offset by the change in the fair value of the hedged debentures.
Shareholders’ equity
Shareholders’ equity as at April 30, 2008 was down $112 million or 0.8% from October 31, 2007, primarily due to lower retained earnings resulting from the loss in the current year to date, partly offset by the issuance of additional share capital.
Capital resources
We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details, see pages 54 to 56 of the 2007 Annual Accountability Report.
Regulatory capital
Our minimum regulatory capital requirements are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI). The OSFI guidelines evolve from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS). Commencing November 1, 2007, our regulatory capital requirements are based on the Basel II framework, as described in detail in the “Management of risk” section.
     BIS standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively.
     Capital adequacy requirements are applied on a consolidated basis. The consolidation basis applied to CIBC’s financial statements is described in Note 1 to the 2007 consolidated financial statements. All subsidiaries,

CIBC Second Quarter 2008	25

except certain investments and holdings which are not subject to risk assessment under Basel II and are instead deducted from regulatory capital, are included for regulatory capital calculation purposes. A deduction approach applies to investments in insurance subsidiaries, substantial investments and securitization-related activities. Our Canadian insurance subsidiary, CIBC Life Insurance Company Limited, is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.
     The following table presents the components of our regulatory capital. The information as at April 30, 2008 is based on Basel II requirements and information for October 31, 2007 is based upon Basel I requirements, and hence the information is not comparable.

	Basel II	Basel I
	basis	basis
	2008	2007
$ millions, as at	Apr. 30	Oct. 31

Tier 1 capital	$12,009	$12,379
Tier 2 capital	4,481	6,304
Total regulatory capital	16,490	17,758
Risk-weighted assets	114,767	127,424
Tier 1 capital ratio	10.5%	9.7%
Total capital ratio	14.4%	13.9%
Assets-to-capital multiple	19.3x	19.0x

Tier 1 ratio was up by 0.8% from the year-end, largely due to the issue of common shares, and a reduction in risk-weighted assets that resulted from the change to Basel II methodology commencing November 1, 2007. This was offset in part by the reduction in retained earnings due to the loss in the current period, and certain other deductions, which under Basel II are now subtracted directly from Tier 1 capital.
     Total capital ratio was up by 0.5% from the year-end due to the reasons noted above partially offset by a reduction in the Tier 2 capital, as only a portion of the general allowance is eligible for inclusion in Tier 2 capital under the Basel II methodology. The redemption of subordinated indebtedness also reduced the Tier 2 capital.
Significant capital management activities
The following table summarizes our significant capital management activities:

	For the three	For the six
	months ended	months ended
$ millions	Apr. 30, 2008	Apr. 30, 2008

Issue of common shares(1)	$7	$2,923
Redemption of subordinated indebtedness	(89)	(339)
Dividends
Preferred shares — classified as equity	(30)	(60)
Preferred shares — classified as liabilities	(8)	(16)
Common shares	(332)	(623)

(1)	After issuance costs, net of tax, of $1 million for the three months ended April 30, 2008 ($33 million for the six months ended April 30, 2008).
For additional details, see Notes 7 and 8 to the interim consolidated financial statements.

26	CIBC Second Quarter 2008

Off-balance sheet arrangements
We enter into several types of off-balance sheet arrangements in the normal course of our business. These include securitizations, derivatives, credit-related arrangements, and guarantees. Details of our off-balance sheet arrangements are provided on pages 57 to 59 of the 2007 Annual Accountability Report.
     The following table summarizes our exposures to entities involved in the securitization of third-party assets (both CIBC sponsored/structured and third-party structured):

	2008				2007
$ millions, as at	Apr. 30				Oct. 31
		Undrawn		Written		Undrawn		Written
		liquidity		credit		liquidity		credit
	Investment	and credit		derivatives	Investment	and credit		derivatives
	and loans(1)	facilities		(notional)(2)	and loans(1)	facilities		(notional)(2)

CIBC sponsored multi-seller conduits	$786	$11,444	(3)	$—	$3,029	$12,092	(3)	$—
CIBC structured CDO vehicles	824	80		865	647	154		1,147
Third-party structured vehicles	7,694	1,678		16,941	3,083	2,236		31,467

(1)	Amounts are net of mark-to-market losses. Excludes securities issued by entities established by Canada Mortgage and Housing Corporation (CMHC), Fannie Mae, Freddie Mac, Ginnie Mae and Sallie Mae. $6.3 billion (Oct. 31, 2007: $2.0 billion) of the exposure was hedged by credit derivatives with third parties.

(2)	Comprises credit derivatives written options and total return swaps under which we assume exposures. The fair value recorded on the consolidated balance sheet was $(5.6) billion (Oct. 31, 2007: $(3.8) billion). Notional amounts of $17.2 billion (Oct. 31, 2007: $31.7 billion) were hedged with credit derivatives protection from third parties, the fair value of these hedges net of the valuation adjustments was $1.9 billion (Oct. 31, 2007: $3.4 billion). Accumulated fair value losses amount to $669 million (Oct. 31, 2007: $484 million) on unhedged written credit derivatives. Under certain credit derivative arrangements, we can be called upon to purchase the reference assets at par with the simultaneous termination of the credit derivatives; the notional amount of these trades totalled approximately $189 million (Oct. 31, 2007: $6.5 billion) and the fair value was approximately $7 million (Oct. 31, 2007: $(470) million).

(3)	Net of $786 million (Oct. 31, 2007: $3,029 million) of investment in CIBC sponsored multi-seller conduits.
During the quarter, we purchased certain reference assets at a par amount of $1.8 billion ($6.6 billion for the six months ended April 30, 2008) from two third-party structured vehicles in consideration for the termination of the related total return swaps (see footnote 2 above). The reference assets purchased were categorized as trading securities on our consolidated balance sheet. We may also be called upon to purchase additional reference assets at a par amount of $189 million covered by the remaining total return swaps with the third-party structured vehicles.
     For details on securitizations of our own assets and guarantees provided by us, see Notes 6 and 13 to the interim consolidated financial statements.
MANAGEMENT OF RISK

Our approach to management of risk is described on pages 60 to 73 of the 2007 Annual Accountability Report.
     In addition, in the MD&A, we have provided certain of the required disclosures under the Canadian Institute of Chartered Accountants (CICA) handbook section 3862, “Financial Instruments — Disclosures” related to the nature and extent of risks arising from financial instruments, as permitted by that standard. These disclosures are included in the sections “Risk overview”, “Credit risk”, “Market risk”, “Liquidity risk”, “Operational risk”, “Reputation and legal risk”, and “Regulatory risk”. These disclosures have been shaded and form an integral part of the interim consolidated financial statements.
Risk overview
We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. Several groups within TRM, independent of the originating businesses, contribute to our management of risk, including:
•	Treasury — provides enterprise-wide funding and asset/liability, liquidity, cash and collateral management; manages the capital structure within the constraints of regulatory requirements; and manages capital in our subsidiaries, affiliates and legal entities;

•	Credit and Investment Risk Management groups — provide independent, enterprise-wide oversight of the adjudication, management and monitoring of global credit risk; apply market-based techniques and models to the measurement, monitoring and control of risks in the credit portfolios and merchant banking investments;

•	Market Risk Management (MRM) — provides independent, enterprise-wide oversight of the management and related measurement, monitoring and control of trading and non-trading market risk and trading credit risk;

•	Operational Risk Management — provides independent identification, measurement, monitoring and control of operational risk enterprise-wide; and

•	Balance Sheet Measurement, Monitoring and Control — oversees the balance sheet resource allocation process; and provides independent, enterprise-wide oversight of the measurement, monitoring and control of our balance sheet resources, economic capital, and model risk including independent validation of the risk-rating systems and parameters.

CIBC Second Quarter 2008	27

Basel II Capital Accord
On November 1, 2007, we adopted a new capital management framework, commonly called Basel II, which is designed to enhance the risk sensitivity of regulatory capital. Under the new Basel II Framework, regulatory capital for the first time includes a charge for operational risk. In addition, the rules permit wider discretion by bank regulators to increase or decrease capital requirements in line with the circumstances of individual banks. The rules require greater transparency of risk management information intrinsic to underlying risks and capital adequacy.
     We adopted the Advanced Internal Ratings Based (AIRB) approach for credit risk for all material portfolios. We received final approval with associated conditions for the use of the AIRB approach to the calculation of credit risk capital from OSFI on December 31, 2007. Immaterial portfolios (refer to “Credit risk” section for details) are initially on the standardized approach, and in the event that any one of the standardized portfolios becomes material, management will implement plans to transition it to an AIRB approach as required by OSFI.
     On August 1, 2007, we received Conditional Acceptance from OSFI to implement the Advanced Measurement Approach (AMA) for operational risk effective November 1, 2007. OSFI has set the target date for Formal Acceptance as December 31, 2008 or earlier.
     Market risk for the trading books continues to be measured under the pre-existing OSFI approval for use of the Internal Models Approach.
Credit risk
Credit risk primarily arises from our direct lending activities, and from our trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Process and control
The credit approval process is centrally controlled, with all significant credit requests submitted to a credit risk management unit that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be referred to the Risk Management Committee (RMC) for approval.
     After initial approval, individual credit exposures continue to be monitored, with a formal risk assessment including review of assigned ratings documented at least annually. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of the highest risk loans to maximize recoveries.
Credit risk limits
Credit limits are established for business and government loans for the purposes of portfolio diversification and managing concentration. These include limits for individual borrowers, groups of related borrowers, industry sectors, country and geographic regions, and products or portfolios. Direct loan sales, credit derivative hedges or structured transactions are used to reduce concentrations.
Credit derivatives
We use credit derivatives to reduce industry sector concentrations and single-name exposures, or as part of portfolio diversification techniques.
Guarantees
We obtain third party guarantees and insurance to reduce the risk in our lending portfolios. The most material of these guarantees relate to our residential mortgage portfolio that is guaranteed by CMHC (a Government of Canada owned corporation) or other investment-grade counterparties.
Collateral
Our credit risk management policies include requirements related to collateral valuation and management. Valuations are updated periodically depending on the nature of the collateral. The main types of collateral are cash, securities, inventory and real estate. We have policies in place to monitor the existence of undesirable concentration in the collateral supporting our credit exposure.

28	CIBC Second Quarter 2008

Exposure to credit risk
The following table presents the exposure to credit risk which is measured as exposure at default for on- and off-balance sheet financial instruments. Details on the calculation of exposure at default are provided on the next page.

$ millions, as at			April 30, 2008			January 31, 2008

	AIRB	Standardized		AIRB	Standardized
	approach	approach	Total	approach	approach	Total

Business and government portfolios
Corporate
Drawn	$35,528	$4,999	$40,527	$34,276	$5,561	$39,837
Undrawn commitments	17,891	373	18,264	18,764	332	19,096
Repo-style transactions	25,114	18	25,132	26,201	46	26,247
Other off-balance sheet	5,235	174	5,409	6,215	197	6,412
OTC derivatives	11,533	60	11,593	12,119	67	12,186

	95,301	5,624	100,925	97,575	6,203	103,778

Sovereign
Drawn	22,465	1,722	24,187	20,968	953	21,921
Undrawn commitments	2,636	—	2,636	2,762	—	2,762
Repo-style transactions	1,055	—	1,055	1,082	—	1,082
Other off-balance sheet	29	—	29	32	2	34
OTC derivatives	1,395	—	1,395	1,661	—	1,661

	27,580	1,722	29,302	26,505	955	27,460

Banks
Drawn	10,206	1,631	11,837	14,428	854	15,282
Undrawn commitments	787	—	787	816	—	816
Repo-style transactions	48,647	175	48,822	57,051	354	57,405
Other off-balance sheet	50,657	—	50,657	41,120	14	41,134
OTC derivatives	5,407	3	5,410	6,509	14	6,523

	115,704	1,809	117,513	119,924	1,236	121,160

Total business and government portfolios	238,585	9,155	247,740	244,004	8,394	252,398

Retail portfolios
Real estate secured personal lending
Drawn	103,360	2,033	105,393	100,707	2,013	102,720
Undrawn commitments	28,101	—	28,101	23,795	—	23,795

	131,461	2,033	133,494	124,502	2,013	126,515

Qualifying revolving retail
Drawn	15,756	—	15,756	15,259	—	15,259
Undrawn commitments	23,462	—	23,462	22,693	—	22,693

	39,218	—	39,218	37,952	—	37,952

Other retail
Drawn	9,207	975	10,182	9,261	972	10,233
Undrawn commitments	2,104	53	2,157	2,086	53	2,139
Other off-balance sheet	108	—	108	108	—	108

	11,419	1,028	12,447	11,455	1,025	12,480

Total retail portfolios	182,098	3,061	185,159	173,909	3,038	176,947

Securitization exposures(1)	16,204	761	16,965	17,482	839	18,321

Gross credit exposure	$436,887	$12,977	$449,864	$435,395	$12,271	$447,666

(1)	Under the internal ratings based (IRB) approach.
The portfolios are categorized based upon how we manage the business and the associated risks. Amounts provided are after valuation adjustments related to financial guarantors, and before allowance for credit losses and risk mitigation, including $70.3 billion (January 31, 2008: $79.0 billion) of collateral held for our repurchase agreement activities. Non-trading equity exposures are not included in the table above as they have been deemed immaterial under the OSFI guidelines, and hence, are subject to 100% risk-weighting.

CIBC Second Quarter 2008	29

Exposures subject to AIRB approach
Business and government portfolios (excluding scored small business) — risk rating method
The portfolio comprises exposures to corporate, sovereign and bank obligors. These obligors are individually assessed and assigned a rating that reflects our estimate of the probability of default. A mapping between our internal ratings and the ratings used by external ratings agencies is shown in the table below. As part of our risk-rating methodology, the risk assessment includes a review of external ratings of the obligor. The obligor rating assessment takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. In certain circumstances, where a guarantee from a third party exists, both the obligor and the guarantor will be assessed.

	CIBC	Standard &	Moody’s Investor
Grade	rating	Poor’s equivalent	Services equivalent

Investment grade	00 - 47	AAA to BBB-	Aaa to Baa3

Non-investment grade	51 - 67	BB+ to B-	Ba1 to B3

Watchlist	70 - 80	CCC+ to CC	Caa1 to Ca

Default	90	D	C

We use quantitative modeling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data. They are used for portfolio management, risk limit setting, product pricing, and in the determination of economic capital.
     We assess risk exposure using the following three dimensions. Parameter estimates for each of these dimensions are long-term averages with adjustments for the impact of any potential change in the credit cycle.
•	Probability of default (PD) — the probability that the obligor will default within the next 12 months.

•	Exposure at default (EAD) — the estimate of the amount which will be drawn at the time of default.

•	Loss given default (LGD) — the expected severity of loss as the result of the default, expressed as a percentage of the EAD.
The effectiveness of the risk rating systems and the parameters associated with the risk ratings are monitored within TRM and are subject to an annual review. The models used in the estimation of the risk parameters are also subject to independent validation by the TRM validation group, which is independent of both the origination business and the model development process.
     We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity and credit derivatives trading, hedging and portfolio management activities, as explained in Note 14 to the 2007 consolidated financial statements. The PD of our counterparties is measured in the same manner as our direct lending activity. We establish a valuation adjustment for expected future credit losses from each of our derivative counterparties. Traditionally, the valuation adjustment has been a function of our estimates of the PD, the expected loss/exposure in the event of default, and other factors such as risk mitigants. In the first quarter, we implemented a new methodology for financial guarantors (excluding ACA) which takes into account market observed credit default spreads for our counterparties. In the current quarter, to reflect the deterioration in general credit conditions, we added $50 million to our historical, formulaic calculation of the credit valuation adjustment for non-financial guarantor derivatives counterparties.
Credit quality of the risk-rated portfolios
The following table provides the credit quality of the risk-rated portfolios. Amounts provided are before allowance for credit losses, and after credit risk mitigation, valuation adjustments related to financial guarantors, and collateral on repurchase agreement activities. Insured residential mortgage and student loan portfolios of $54.2 billion (January 31, 2008: $53.1 billion) are reclassified to either sovereign or corporate exposures in the table below.

$ millions, as at
				2008	2008
	EAD			Apr. 30	Jan. 31
Grade	Corporate	Sovereign	Banks	Total	Total

Investment grade	$35,533	$80,021	$61,211	$176,765	$176,109
Non-investment grade	25,845	267	12,682	38,794	34,613
Watchlist	484	—	—	484	1,257
Default	548	1	—	549	295

	$62,410	$80,289	$73,893	$216,592	$212,274

Business and government portfolios (excluding scored small business) — slotting approach
A simplified risk-rating process (slotting approach) is used for uninsured Canadian commercial mortgages, which comprise non-residential mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property’s key attributes, which include its loan to value and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property and in some cases additionally by mortgage insurance. Insured multi-family residential mortgages are treated as sovereign exposures in the table above.
Exposure by risk-bands
The following table provides the exposure by risk-weight bands. Facilities in the “satisfactory” category have key attributes that meet our criteria, while facilities in the “good” and “strong” categories exceed it with progressively stronger risk metrics. Exposures in the “weak” category generally were originated at a stronger

	2008	2008
$ millions, as at	Apr. 30	Jan. 31

Strong	$5,693	$5,594
Good	131	130
Satisfactory	40	40
Weak	6	7
Default	7	3

	$5,877	$5,774

30	CIBC Second Quarter 2008

risk level but have migrated below our current criteria.
Retail portfolios
Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (comprising residential mortgages, and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards and unsecured lines of credit); and other retail exposures (loans secured by non-residential assets, unsecured loans including student loans, and scored small business loans). These are managed as pools of homogenous risk exposures using external credit bureau scores and/or other behavioral assessment to group exposures according to similar credit risk profiles. These pools are assessed through statistical techniques, such as credit scoring and computer-based models. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.
     The following table maps the PD bands to various risk levels:

Description	PD bands

Exceptionally low	0.01% - 0.20%
Very low	0.21% - 0.50%
Low	0.51% - 2.00%
Medium	2.01% - 10.00%
High	10.01% - 99.99%
Default	100.00%

Credit quality of the retail portfolios
The following table presents the credit quality of the retail portfolios. Amounts provided are before allowance for credit losses and after credit risk mitigation. Insured residential mortgage and student loan portfolios of $54.2 billion (January 31, 2008: $53.1 billion) are reclassified to either sovereign or corporate exposures. Retail portfolios include $3,913 million (January 31, 2008: $3,947 million) of small business scored exposures.

$ millions, as at
	EAD
	Real estate
	secured	Qualifying		2008	2008
	personal	revolving	Other	Apr. 30	Jan. 31
PD	lending	retail	retail	Total	Total

Exceptionally low	$31,547	$17,129	$2,564	$51,240	$48,590
Very low	20,383	5,743	2,608	28,734	24,890
Low	25,324	10,390	4,374	40,088	39,552
Medium	129	4,122	1,393	5,644	5,663
High	75	1,695	97	1,867	1,840
Default	66	139	123	328	320

	$77,524	$39,218	$11,159	$127,901	$120,855

Exposures subject to the standardized approach
Exposures within FirstCaribbean, obligations of certain exposures of individuals for non-business purposes, and certain exposures in the CIBC Mellon joint ventures have been deemed immaterial, and are subject to the standardized approach. A detailed breakdown of our standardized exposures before allowance for credit losses by risk-weight is provided below. Eligible financial collateral also impacts the risk weighting category for the exposure.

$ millions, as at
	Risk-weight category
	0%	20%	50%	75%	100%	Total

Apr. 30, 2008
Corporate	$—	$964	$92	$—	$4,568	$5,624
Sovereign	1,426	204	3	—	89	1,722
Banks	—	1,781	—	—	28	1,809
Real estate secured personal lending	—	—	—	2,028	5	2,033
Other retail	—	—	—	53	975	1,028

	$1,426	$2,949	$95	$2,081	$5,665	$12,216

Jan. 31, 2008	$430	$2,306	$222	$2,060	$6,414	$11,432

Securitization exposures
The following table provides details on our securitization exposures by credit ratings under the IRB and standardized approach.

$ millions, as at
			2008	2008
	EAD		Apr. 30	Jan. 31
Ratings	IRB	Standardized	Total	Total

AAA to BBB-	$15,860	$761	$16,621	$18,029
BB+ to BB-	8	—	8	9
Below BB-	57	—	57	37
Unrated	279	—	279	246

	$16,204	$761	$16,965	$18,321

Concentration of exposures
Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographical areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political or other conditions.
Geographic distribution
The following table provides a geographic distribution of our business and government exposures under the AIRB approach. The classification of geography is based upon the country of ultimate risk. Amounts are before allowance for credit losses and risk mitigation, and after valuation adjustments related to financial guarantors and $70.3 billion (January 31, 2008: $79.0 billion) of collateral held for our repurchase agreement activities.

$ millions, as at
	Canada	U.S.	Europe	Other	Total

Apr. 30, 2008
Drawn	$52,239	$9,464	$5,059	$1,437	$68,199
Undrawn commitments	19,001	1,696	288	329	21,314
Repo-style transactions	1,633	1,946	191	734	4,504
Other off-balance sheet	34,329	11,551	9,081	960	55,921
OTC derivatives	6,224	7,330	4,232	549	18,335

	$113,426	$31,987	$18,851	$4,009	$168,273

Jan. 31, 2008	$109,936	$30,483	$19,292	$5,283	$164,994

For retail portfolios, substantially all of the exposures under the AIRB approach are based in Canada.

CIBC Second Quarter 2008	31

Business and government exposures by industry groups
The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach. Amounts are before allowance for credit losses and risk mitigation, and after valuation adjustments related to financial guarantors and $70.3 billion (January 31, 2008: $79.0 billion) of collateral held for our repurchase agreement activities.

						2008	2008
$ millions, as at						Apr. 30	Jan. 31
		Undrawn	Repo-style	Other off-	OTC
	Drawn	commitment	transactions	balance sheet	derivatives	Total	Total

Commercial mortgages	$5,684	$193	$—	$—	$—	$5,877	$5,774
Financial institutions(1)	16,126	2,808	4,468	51,189	14,396	88,987	87,321
Retail and wholesale	2,407	1,493	—	265	72	4,237	4,319
Business and personal services	3,301	945	3	167	143	4,559	6,363
Manufacturing, capital goods	1,217	907	—	270	60	2,454	2,613
Manufacturing, consumer goods	1,228	852	—	33	63	2,176	1,978
Real estate and construction	5,636	1,629	—	726	112	8,103	8,246
Agriculture	2,548	1,292	—	18	11	3,869	3,925
Oil and gas	3,636	3,568	—	550	1,229	8,983	7,826
Mining	1,715	484	—	116	39	2,354	2,348
Forest products	552	202	5	82	20	861	927
Hardware and software	482	400	—	102	72	1,056	1,174
Telecommunications and cable	650	600	—	221	452	1,923	1,327
Publishing, printing and broadcasting	475	434	—	200	88	1,197	1,660
Transportation	1,355	583	—	862	48	2,848	2,237
Utilities	689	1,476	—	732	351	3,248	3,137
Education, health and social services	1,317	834	4	149	46	2,350	2,158
Governments	19,181	2,614	24	239	1,133	23,191	21,661

	$68,199	$21,314	$4,504	$55,921	$18,335	$168,273	$164,994

(1)	OTC derivatives includes $5.2 billion (January 31, 2008: $5.3 billion) of EAD with financial guarantors hedging our derivative contracts. The fair value of these derivative contracts net of the valuation adjustments was $2.9 billion (January 31, 2008: $3.0 billion).
Impaired loans and allowance and provision for credit losses

	2008	2007
$ millions, as at	Apr. 30	Oct. 31

Gross impaired loans
Consumer	$523	$493
Business and government(1)	371	370

Total gross impaired loans	$894	$863

Allowance for credit losses
Consumer	$369	$359
Business and government(1)	210	194

Specific allowance	579	553
General allowance	889	890

Total allowance for credit losses	$1,468	$1,443

(1)	Includes scored small business portfolios which are managed on a pool basis under Basel II.
Gross impaired loans were up $31 million or 4% from October 31, 2007. Consumer gross impaired loans were up $30 million or 6%, whereas business and government gross impaired loans were up $1 million. Total gross impaired loans decreased $6 million in Canada and $3 million in the U.S. offset by an increase of $40 million in other countries. The overall increase in gross impaired loans was largely attributed to residential mortgages and the business services sector.
     Allowance for credit losses was up $25 million or 2% from October 31, 2007. Specific allowance was up $26 million or 5% from the year-end, primarily due to increases in the retail sector, as well as credit cards. The general allowance totaled $889 million, down $1 million from the year-end.
     For details on the provision for credit losses, see the “Financial performance review” section.

32	CIBC Second Quarter 2008

Market risk
Market risk arises from positions in securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.
Process and control
Market risk exposures are monitored daily against approved risk limits, and control processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed weekly with the Senior Executive Team, and quarterly with the RMC.
     We have risk tolerance levels, expressed in terms of both statistically based Value-at-Risk (VaR) measures and potential worst-case stress losses. We use a three-tiered approach to set market risk and stress limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:
•	Tier 1 limits are our overall market risk and worst-case scenario limits.
•	Tier 2 limits are designed to control the risk profile in each business.
•	Tier 3 limits are at the desk level and designed to monitor risk concentration and the impact of book-specific stress events.
Trading activities
We use a number of risk measures such as VaR, and stress testing and scenario analysis for measuring trading risk.
Value-at-Risk
Our VaR methodology is a statistical technique that measures the potential worst-case overnight loss within a 99% confidence level. VaR uses numerous risk factors as inputs and is computed through the use of historical volatility of each risk factor and the associated historical correlations among them, evaluated over a one-year period.
     The VaR for the three months ending April 30, 2008 disclosed in the table and backtesting chart on the next page exclude our exposures in our run-off businesses as described on pages 9 to 15 of the MD&A. Due to the volatile and illiquid markets in recent months, the quantification of risk for these positions is subject to a high degree of uncertainty. These positions are being managed down independent of our trading businesses, and are not subject to our internal VaR limits.
Stress testing and scenario analysis
Our stress testing measures the effect on portfolio values of extreme market movements up to a period of one quarter. Scenarios are developed to model extreme economic events, worst-case historical experiences or potential future plausible events.
     Our core stress tests and scenario analyses are run daily, and further ad hoc analysis is carried out as required. Scenarios are reviewed and amended as necessary to ensure they remain relevant. Limits are placed on the maximum acceptable loss to the aggregate portfolio under any worst-case scenario and on the impact of stress testing at the detailed portfolio level and by asset class.
Backtesting
The backtesting process measures that actual profit and loss outcomes are consistent with the statistical assumptions of the VaR model. This process also includes the calculation of a hypothetical or static profit and loss. This represents the theoretical change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the contents of the portfolio remained unchanged.

CIBC Second Quarter 2008	33

Value-at-risk by risk type (trading portfolios)

	As at or for the three months ended								For the six months ended
	Apr. 30, 2008				Jan. 31, 2008		Apr. 30, 2007		Apr. 30, 2008	Apr. 30, 2007
$millions	High	Low	As at	Average	As at	Average	As at	Average	Average	Average

Interest rate risk	$13.0	$4.9	$7.5	$7.6	$10.9	$7.4	$7.5	$7.0	$7.5	$7.0
Credit spread risk	6.2	3.6	3.6	5.0	9.7	12.8	4.7	3.9	8.9	3.7
Equity risk	7.3	3.8	5.0	5.3	6.4	5.0	5.8	5.9	5.2	6.1
Foreign exchange risk	1.9	0.3	0.5	0.6	0.7	0.7	0.4	0.5	0.7	0.4
Commodity risk	1.2	0.5	0.6	0.8	0.8	0.8	1.0	1.4	0.8	1.5
Debt specific risk	9.9	6.1	7.8	8.0	8.6	10.5	n/a	n/a	9.2	n/a
Diversification effect(1)	n/m	n/m	(13.0)	(13.3)	(16.6)	(18.5)	(9.7)	(9.5)	(16.0)	(9.6)

Total risk	$19.0	$11.1	$12.0	$14.0	$20.5	$18.7	$9.7	$9.2	$16.3	$9.1

(1)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from the effect of portfolio diversification.

n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

n/a	Not available as we started reporting this measure only in the fourth quarter of 2007.
Total average risk was down 25% from the last quarter, primarily due to the exclusion of the run-off businesses in VaR. Total average risk was up more than 52% from the same quarter last year, primarily due to inclusion of debt specific risk measure in VaR starting in the fourth quarter of 2007, as well as the higher market volatilities used in the calculation of VaR. If the positions in our run-off businesses had been included for the quarter the average daily VaR would have been $22 million and the VaR at quarter-end would have been $21 million.
Trading revenue
The trading revenue (TEB)(1) and VaR backtesting graph below compares the current quarter and the three previous quarters’ actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.
     Trading revenue (TEB)(1) was positive for 53% of the days in the quarter. Trading losses did not exceed VaR for any day during the quarter. Average daily trading revenue (TEB)(1) was $0.6 million during the quarter.
     The trading revenue (TEB)(1) for the current quarter excludes $2 million related to the consolidation of variable interest entities as well as trading losses from the run-off businesses including $2,384 million related to reductions in fair value of structured credit assets and counterparty credit-related valuation adjustments and $10 million related to revenue from other positions in the run-off books. Trading revenue (TEB)(1) also excludes the $50 million valuation charges against credit exposures to our derivative counterparties, which cannot be meaningfully allocated to specific days.
Backtesting of trading revenue (TEB)(1) vs. VaR

(1)	For additional information, see the “Non-GAAP measures” section on pages 45 to 46 of our 2007 Annual Accountability Report.

34	CIBC Second Quarter 2008

Non-trading activities
Market risks also arise from our retail banking business, equity investments and other non-trading activities.
Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in Asset-Liability Management activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.
     The following table shows the potential impact of an immediate 100 basis points increase or decrease in interest rates over the next 12 months, as adjusted for estimated prepayments.

			2008			2008			2007
$millions, as at	Apr. 30			Jan. 31			Apr. 30

	C$	US$	Other	C$	US$	Other	C$	US$	Other

100 basis points increase in interest rates
Net income	$51	$(6)	$(1)	$23	$(1)	$—	$23	$4	$(5)
Change in present value of shareholders’ equity	171	16	33	101	31	36	223	34	35

100 basis points decrease in interest rates
Net income	$(62)	$6	$1	$(56)	$1	$—	$(96)	$(4)	$5
Change in present value of shareholders’ equity	(264)	(16)	(35)	(143)	(31)	(37)	(257)	(34)	(35)

Foreign exchange risk
Non-trading foreign exchange risk, also referred to as structural foreign exchange risk, arises primarily from our investments in foreign operations. This risk, predominantly in U.S. dollars, is managed using derivative hedges, and by funding the investments in foreign currencies.
     A 1% appreciation of the Canadian dollar would reduce our shareholders’ equity as at April 30, 2008 by approximately $30 million (October 31, 2007: by approximately $28 million).
     Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions to reduce exchange rate fluctuations on our consolidated statement of operations. Foreign functional currency earnings are translated at average monthly exchange rates as they arise.
     We hedge certain anticipated foreign currency expenses using derivatives which are accounted for as cash flow hedges. As at April 30, 2008, the net change in fair value of these hedging derivatives included in accumulated other comprehensive income amounted to an after-tax loss of $63 million (October 31, 2007: after-tax loss of $73 million). This amount will be released to income to offset the hedged currency fluctuations as the expenses are incurred.
Equity risk
Non-trading equity risk arises primarily in our merchant banking activities and comprises public and private equities, investments in limited partnerships, and equity-accounted investments.
     The following table provides the carrying and fair values of our non-trading equities, including merchant banking portfolios:

$millions, as at		Carrying value	Fair value

Apr. 30, 2008	AFS securities	$1,354	$1,923
	Other assets(1)	219	240

		$1,573	$2,163

Oct. 31, 2007	AFS securities	$1,415	$1,921
	Other assets(1)	254	299

		$1,669	$2,220

(1)	Includes equity-accounted investments.
Liquidity risk
Liquidity risk arises from our general funding activities and in the course of managing our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
     Our liquidity risk management strategies seek to maintain sufficient liquid financial resources to continually fund our balance sheet under both normal and stressed market environments.
Process and control
Actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are managed on a daily basis within specific short-term asset/liability mismatch limits by geographic location.
     Potential cash flows under various stress scenarios are modeled using balance sheet positions. On a consolidated basis, prescribed liquidity levels under a selected benchmark stress scenario are maintained for a minimum time horizon.

CIBC Second Quarter 2008	35

Risk measurement
Our liquidity measurement system provides daily liquidity risk exposure reports for independent monitoring and review by MRM. Senior management and the RMC oversee liquidity risk exposure reporting. Stress event impacts are measured through scenario analyses, designed to measure potential impact of abnormal market conditions on the liquidity risk profile. Treatment of cash flows under varying conditions is reviewed periodically to determine whether changes to customer behaviour assumptions are warranted.
Term funding sources and strategies
We source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities using a mix of funding instruments. Core personal deposits remain a primary source of retail funding. As at April 30, 2008, Canadian dollar deposits from individuals totalled $87.6 billion (October 31, 2007: $83.8 billion).
     Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, capital and subordinated debt issuance, and maintenance of segregated pools of high quality liquid assets that can be sold or pledged as security to provide a ready source of cash.
The following table summarizes our liquid assets:

	2008	2007
$billions, as at	Apr. 30	Oct. 31

Cash	$1.0	$1.0
Deposits with banks	12.1	12.7
Securities(1)	56.7	65.1
Securities borrowed or purchased under resale agreements	33.2	34.0

	$103.0	$112.8

(1)	Includes AFS and FVO securities with residual term to contractual maturity within one year, and trading securities.
In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets as at April 30, 2008 totalled $23.3 billion (October 31, 2007: $27.7 billion).
     While conditions have stabilized, the recent turmoil in global capital markets continues to result in reduced liquidity and increased term funding costs for financial institutions generally. One factor affecting the access of financial institutions to unsecured funding markets is credit ratings. In April, DBRS confirmed our ratings while revising our ratings trend to “negative” from “under review with negative implications”. No changes to our ratings were made by the other major rating agencies during the second quarter.

36	CIBC Second Quarter 2008

Maturity of financial liabilities
The following table provides the maturity profile of financial liabilities based upon contractual repayment obligations. Certain contractual maturity dates are subject to a defined set of management adjustments for liquidity management, which have been incorporated under structural assumptions. The table below excludes contractual cash flows related to derivative liabilities.

	Less				No	2008	2008
	than	1 - 3	3 - 5	Over	specified	Apr. 30	Jan. 31
$ millions, as at	1 year	years	years	5 years	maturity	Total	Total

Liabilities
Deposits	$119,327	$23,999	$9,226	$4,174	$81,477	$238,203	$239,976
Acceptances	8,756	—	—	—	—	8,756	8,527
Obligations related to securities sold short	485	1,042	1,170	3,891	3,697	10,285	10,077
Obligations related to securities lent or sold under repurchase agreements	26,530	—	—	—	—	26,530	29,355
Other liabilities	547	3,077	—	—	10,123	13,747	12,885
Subordinated indebtedness	—	—	—	5,359	—	5,359	5,402
Preferred share liabilities	600	—	—	—	—	600	600
Structural assumptions	(71,848)	3,995	—	73,000	(5,147)	—	—

	$84,397	$32,113	$10,396	$86,424	$90,150	$303,480	$306,822

Maturity of credit and liquidity commitments
The following table provides the contractual maturity of notional amounts of credit, guarantee and liquidity commitments. Contractual amounts represent the amounts at risk should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future expected liquidity requirements.

	Contract amounts expiration per period				2008	2008
	Less than	1-3	3-5	Over	Apr. 30	Jan. 31
$ millions, as at	1 year	years	years	5 years	Total	Total

Unutilized credit commitments(1)	$28,384	$1,956	$8,104	$1,211	$39,655	$39,169
Backstop liquidity facilities	13,803	—	—	—	13,803	14,810
Standby and performance letters of credit	4,988	448	520	657	6,613	6,423
Documentary and commercial letters of credit	189	—	—	2	191	256

	$47,364	$2,404	$8,624	$1,870	$60,262	$60,658

(1)	Excludes personal lines of credit and credit card lines, which are revocable at our discretion at any time.
Contractual obligations
Details on our contractual obligations are provided on page 71 of the 2007 Annual Accountability Report. There were no significant changes to contractual obligations that were not in the ordinary course of our business.

CIBC Second Quarter 2008	37

Operational risk
Operational risk is the loss resulting from inadequate or failed internal processes, systems, or from human error or external events.
Process and control
Each line of business has responsibility for the day-to-day management of operational risk. Infrastructure and governance groups maintain risk and control self-assessment processes. We maintain a corporate insurance program to provide additional protection from loss and a global business continuity management program to mitigate business continuity risks in the event of a disaster.
Risk measurement
Effective November 1, 2007, under Basel II, we use the AMA to calculate operational risk regulatory capital. Our operational risk measurement methodology for economic capital purposes attributes operational risk capital to expected and unexpected losses arising from the following loss event types:
•	Legal liability (with respect to third parties, clients and employees);
•	Client restitution;
•	Regulatory compliance and taxation violations;
•	Loss or damage to assets;
•	Transaction processing errors; and
•	Theft, fraud and unauthorized activities.
Operational risk capital is calculated using a loss distribution approach with the input parameters based on either actual internal loss experience where a statistically significant amount of internal historical data is available, or applying a loss scenario approach based on the available internal/external loss data and management expertise.
     In addition to the capital attributed as described above, adjustments are made for internal control issues and risks that are not included in the original operational risk profile.
     Under AMA, we are allowed to recognize the risk mitigating impact of insurance in the measures of operational risk used for regulatory minimum capital requirements. Although our current insurance policy is tailored to provide earnings protection from potential high-severity losses, we currently do not take any capital relief as a result of our insurance program.
Reputation and legal risk
CIBC’s reputation and financial soundness are of fundamental importance to CIBC, its customers, shareholders and employees.
     Reputation risk is the potential for negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.
     Legal risk is the potential for civil litigation or criminal or regulatory proceedings being commenced against CIBC that, once decided, could materially and adversely affect our business, operations or financial condition.
     The RMC provides oversight of the management of reputation and legal risk. The identification, consideration and management of potential reputation and legal risk is a key responsibility of CIBC and all of its employees.
     Our “Global Reputation and Legal Risks Policy” sets standards for safeguarding our reputation and minimizing exposure to our reputation and legal risk. The policy is supplemented by business specific procedures for identifying and escalating transactions that could pose material reputation risk and/or legal risk. The Reputation and Legal Risk Committee reviews all transactions brought before it to assess whether CIBC is exposing itself to any undue reputation and legal risk.
Regulatory risk
Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to our reputation.
     Our regulatory compliance philosophy is to manage regulatory risk through, among other things, the integration of controls within the business and infrastructure groups. The foundation of this approach is a legislative compliance management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.
     Our compliance department is responsible for the development and maintenance of a regulatory compliance program, including oversight of the LCM framework. The department is independent of business management, has the authority to communicate directly to the Audit Committee, and reports to that committee on a quarterly basis.
     Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The compliance department’s activities support those groups, with particular emphasis on those regulatory requirements that govern the relationship between CIBC and its clients and those requirements that help protect the integrity of the capital markets. Specific activities that assist the business and infrastructure groups include communication of regulatory requirements, advice, training, testing and monitoring, and reporting and escalation of control deficiencies and regulatory risks.

38	CIBC Second Quarter 2008

ACCOUNTING AND CONTROL MATTERS

Critical accounting policies and estimates
A summary of significant accounting policies is presented in Note 1 to the 2007 consolidated financial statements.
     Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions made for pension and other benefit plans, see pages 74 to 77 of the 2007 Annual Accountability Report.
Valuation of financial instruments
The table below presents the percentage of each category of financial instruments which are fair valued using valuation technique based on non -market observable inputs.

	2008	2007
As at	Apr. 30	Oct. 31

Assets
Trading securities	12.8%	4.0%
AFS securities	8.2	3.4
FVO financial instruments	1.4	1.8
Derivative instruments	14.7	16.1

Liabilities
Obligations related to securities sold short	0.4%	0.6%
Derivative instruments	22.8	16.4

Valuation techniques using non-market observable inputs are used for a number of financial instruments including our USRMM and certain non-USRMM positions. Indicative broker quotes in an inactive market, which we consider to be non-market observable, are primarily used for the valuation of these positions. Market observed credit spreads are a key factor in establishing valuation adjustments against our counterparty credit exposures related to financial guarantors.
     In the first quarter of 2008, we changed our methodology for estimating valuation adjustments against our counterparty credit exposures related to financial guarantors (excluding ACA) to take into account market observed credit spreads. The modification resulted in an increase in charges of approximately $590 million in the first quarter. During the current quarter, we continued to apply the key aspects of the market driven methodology implemented last quarter but with modifications in certain limited respects.
     In the current quarter, to reflect the deterioration in general credit conditions, we added $50 million to our historical, formulaic calculation of the credit valuation adjustment for non-financial guarantor derivative counterparties.
     A 10% adverse change in mark-to-market of our unhedged USRMM and non-USRMM positions would result in a loss of approximately $11 million and $123 million respectively, before index hedges. A 10% adverse change in mark-to-market of our hedged USRMM and non-USRMM positions would, primarily through an increase in credit valuation adjustment for financial guarantors, result in a loss of $159 million and $47 million respectively, before credit hedges.
     The impact of a 10% widening in financial guarantor credit spreads would result in an increase in the credit valuation adjustments of approximately $206 million, before credit hedges.
Risk factors related to fair value adjustments
We believe that we have made appropriate fair value adjustments and have taken appropriate write-downs to date. The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant.
Changes in accounting policy
Leveraged leases
Effective November 1, 2007, we adopted the amended CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases”, which was based upon the Financial Accounting Standards Board Staff Position FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”.
     The EIC requires that a change in the estimated timing of the cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease. The adoption resulted in a $66 million charge to opening retained earnings as at November 1, 2007. An amount approximating this non-cash charge will be recognized into income over the remaining lease terms using the effective interest rate method.
Capital disclosures
Effective November 1, 2007, we adopted the CICA handbook section 1535, “Capital Disclosures,” which requires an entity to disclose its objectives, policies and processes for managing capital as well as disclosure of summary quantitative information about what an entity manages as capital.
Financial instruments
Effective November 1, 2007, we adopted the CICA handbook sections 3862 “Financial Instruments — Disclosures” and 3863 “Financial Instruments — Presentation”.
     These sections replace CICA handbook section 3861 “Financial Instruments — Disclosure and Presentation”,

CIBC Second Quarter 2008	39

and enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at April 30, 2008, of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended April 30, 2008 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

40	CIBC Second Quarter 2008

CIBC Interim Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

	2008	2007
Unaudited, $ millions, as at	Apr. 30	Oct. 31

ASSETS
Cash and non-interest-bearing deposits with banks	$1,142	$1,457

Interest-bearing deposits with banks	11,950	12,290

Securities
Trading	54,896	58,779
Available-for-sale (AFS)	8,616	17,430
Designated at fair value (FVO)	15,585	10,291

	79,097	86,500

Securities borrowed or purchased under resale agreements	33,170	34,020

Loans
Residential mortgages	92,703	91,664
Personal	30,297	29,213
Credit card	9,809	9,121
Business and government	34,399	34,099
Allowance for credit losses (Note 5)	(1,384)	(1,443)

	165,824	162,654

Other
Derivative instruments	23,549	24,075
Customers’ liability under acceptances	8,756	8,024
Land, buildings and equipment	1,922	1,978
Goodwill	1,916	1,847
Other intangible assets	406	406
Other assets (Note 10)	15,331	8,927

	51,880	45,257

	$343,063	$342,178

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$95,955	$91,772
Business and government	125,626	125,878
Bank	16,622	14,022

	238,203	231,672

Other
Derivative instruments	26,206	26,688
Acceptances	8,756	8,249
Obligations related to securities sold short	10,285	13,137
Obligations related to securities lent or sold under repurchase agreements	26,530	28,944
Other liabilities	13,588	13,728

	85,365	90,746

Subordinated indebtedness (Note 7)	5,359	5,526

Preferred share liabilities	600	600

Non-controlling interests	159	145

Shareholders’ equity
Preferred shares	2,331	2,331
Common shares (Note 8)	6,056	3,133
Treasury shares	8	4
Contributed surplus	90	96
Retained earnings	5,699	9,017
Accumulated other comprehensive (loss) income (AOCI)	(807)	(1,092)

	13,377	13,489

	$343,063	$342,178

The accompanying notes and shaded sections in “MD&A – Management of risk” on pages 27 to 38 are an integral part of these consolidated financial statements.

CIBC Second Quarter 2008	41

CONSOLIDATED STATEMENT OF OPERATIONS

		For the three months ended			For the six months ended
		2008	2008	2007	2008	2007
Unaudited, $ millions		Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Interest income
Loans		$2,310	$2,582	$2,350	$4,892	$4,654
Securities borrowed or purchased under resale agreements		419	529	499	948	971
Securities		697	664	719	1,361	1,481
Deposits with banks		192	230	200	422	373

		3,618	4,005	3,768	7,623	7,479

Interest expense
Deposits		1,747	2,208	1,928	3,955	3,831
Other liabilities		452	563	678	1,015	1,343
Subordinated indebtedness		62	72	75	134	151
Preferred share liabilities		8	8	8	16	16

		2,269	2,851	2,689	5,120	5,341

Net interest income		1,349	1,154	1,079	2,503	2,138

Non-interest income
Underwriting and advisory fees		88	176	178	264	363
Deposit and payment fees		191	195	193	386	386
Credit fees		56	60	82	116	151
Card fees		67	77	60	144	130
Investment management and custodial fees		131	136	130	267	260
Mutual fund fees		204	212	216	416	428
Insurance fees, net of claims		63	58	62	121	120
Commissions on securities transactions		133	170	226	303	455
Trading revenue (Note 9)		(2,401)	(3,127)	296	(5,528)	671
AFS securities gains (losses), net		12	(49)	119	(37)	251
FVO revenue		(18)	(29)	59	(47)	102
Income from securitized assets		146	144	136	290	265
Foreign exchange other than trading		3	132	101	135	185
Other		102	170	113	272	236

		(1,223)	(1,675)	1,971	(2,898)	4,003

Total revenue		126	(521)	3,050	(395)	6,141

Provision for credit losses (Note 5)		176	172	166	348	309

Non-interest expenses
Employee compensation and benefits		933	994	1,126	1,927	2,286
Occupancy costs		142	145	152	287	302
Computer and office equipment		265	262	279	527	542
Communications		72	74	88	146	159
Advertising and business development		58	53	66	111	116
Professional fees		61	51	43	112	82
Business and capital taxes		35	25	34	60	69
Other		222	157	188	379	363

		1,788	1,761	1,976	3,549	3,919

(Loss) income before income taxes and non-controlling interests		(1,838)	(2,454)	908	(4,292)	1,913
Income tax (benefit) expense		(731)	(1,002)	91	(1,733)	322

		(1,107)	(1,452)	817	(2,559)	1,591
Non-controlling interests		4	4	10	8	14

Net (loss) income		$(1,111)	$(1,456)	$807	$(2,567)	$1,577

(Loss) earnings per share (in dollars) (Note 12)	-Basic	$(3.00)	$(4.39)	$2.29	$(7.31)	$4.42
	-Diluted	$(3.00)	$(4.39)	$2.27	$(7.31)	$4.37
Dividends per common share (in dollars)		$0.87	$0.87	$0.77	$1.74	$1.47

The accompanying notes and shaded sections in —MD&A – Management of risk” on pages 27 to 38 are an integral part of these consolidated financial statements.

42	CIBC Second Quarter 2008

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended				For the six months ended
	2008	2008		2007	2008	2007
Unaudited, $ millions	Apr. 30	Jan. 31		Apr. 30	Apr. 30	Apr. 30

Preferred shares
Balance at beginning of period	$2,331	$2,331		$2,431	$2,331	$2,381
Issue of preferred shares	—	—		300	—	750
Redemption of preferred shares	—	—		—	—	(400)

Balance at end of period	$2,331	$2,331		$2,731	$2,331	$2,731

Common shares
Balance at beginning of period	$6,049	$3,133		$3,114	$3,133	$3,064
Issue of common shares (Note 8)	8	2,948		21	2,956	71
Issuance costs, net of related income taxes	(1)	(32)		—	(33)	—

Balance at end of period	$6,056	$6,049		$3,135	$6,056	$3,135

Treasury shares
Balance at beginning of period	$12	$4		$(1)	$4	$(19)
Purchases	(2,147)	(2,959)		(1,213)	(5,106)	(2,569)
Sales	2,143	2,967		1,210	5,110	2,584

Balance at end of period	$8	$12		$(4)	$8	$(4)

Contributed surplus
Balance at beginning of period	$86	$96		$74	$96	$70
Stock option expense	2	3		1	5	3
Stock options exercised	—	(1)		(1)	(1)	(5)
Net premium (discount) on treasury shares and other	2	(12)		2	(10)	8

Balance at end of period	$90	$86		$76	$90	$76

Retained earnings
Balance at beginning of period, as previously reported	$7,174	$9,017		$7,693	$9,017	$7,268
Adjustment for change in accounting policies	—	(66	) (1)	—	(66)	(50	) (2)

Balance at beginning of period, as restated	7,174	8,951		7,693	8,951	7,218
Net (loss) income	(1,111)	(1,456)		807	(2,567)	1,577
Dividends					—
Preferred	(30)	(30)		(35)	(60)	(73)
Common	(332)	(291)		(259)	(623)	(494)
Premium on redemption of preferred shares (classified as equity)	—	—		—	—	(16)
Other	(2)	—		(6)	(2)	(12)

Balance at end of period	$5,699	$7,174		$8,200	$5,699	$8,200

AOCI, net of tax
Balance at beginning of period	$(849)	$(1,092)		$(144)	$(1,092)	$(442)
Adjustment for change in accounting policies(2)	—	—		—	—	123
Other comprehensive income (loss) (OCI)	42	243		(238)	285	(63)

Balance at end of period	$(807)	$(849)		$(382)	$(807)	$(382)

Retained earnings and AOCI	$4,892	$6,325		$7,818	$4,892	$7,818

Shareholders’ equity at end of period	$13,377	$14,803		$13,756	$13,377	$13,756

(1)	Represents the impact of adopting the amended Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract 46, “Leveraged Leases”. See Note 1 for additional details.

(2)	Represents the transitional adjustment on adoption of the CICA handbook sections 1530, 3251, 3855, and 3865.
The accompanying notes and shaded sections in “MD&A — Management of risk” on pages 27 to 38 are an integral part of these consolidated financial statements.

CIBC Second Quarter 2008	43

CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

	For the three months ended			For the six months ended
	2008	2008	2007	2008	2007
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Net (loss) income	$(1,111)	$(1,456)	$807	$(2,567)	$1,577

OCI, net of tax
Foreign currency translation adjustments
Net gains (losses) on investment in self-sustaining foreign operations	2	973	(1,089)	975	(284)
Net gains (losses) on hedges of foreign currency translation adjustments	25	(746)	840	(721)	237

	27	227	(249)	254	(47)

Net change in AFS securities
Net unrealized gains (losses) on AFS securities	83	(21)	74	62	31
Transfer of net (gains) losses to net income	(65)	106	1	41	(27)

	18	85	75	103	4

Net change in cash flow hedges
Net (losses) gains on derivatives designated as cash flow hedges	(5)	(36)	(55)	(41)	18
Net losses (gains) on derivatives designated as cash flow hedges transferred to net income	2	(33)	(9)	(31)	(38)

	(3)	(69)	(64)	(72)	(20)

Total OCI	42	243	(238)	285	(63)

Comprehensive (loss) income	$(1,069)	$(1,213)	$569	$(2,282)	$1,514

INCOME TAX (EXPENSE) BENEFIT ALLOCATED TO EACH COMPONENT OF OCI

	For the three months ended			For the six months ended
	2008	2008	2007	2008	2007
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Foreign currency translation adjustments
Changes on investment in self-sustaining foreign operations	$—	$(3)	$10	$(3)	$—
Changes on hedges of foreign currency translation adjustments	(41)	374	(425)	333	(112)
Net change in AFS securities
Net unrealized (gains) losses on AFS securities	(50)	15	(52)	(35)	(23)
Transfer of net gains (losses) to net income	41	(89)	(1)	(48)	15
Net change in cash flow hedges
Changes on derivatives designated as cash flow hedges	1	20	29	21	(10)
Changes on derivatives designated as cash flow hedges transferred to net income	(2)	18	5	16	20

	$(51)	$335	$(434)	$284	$(110)

The accompanying notes and shaded sections in “MD&A — Management of risk” on pages 27 to 38 are an integral part of these consolidated financial statements.

44	CIBC Second Quarter 2008

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended			For the six months ended
	2008	2008	2007	2008	2007
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Cash flows provided by (used in) operating activities
Net (loss) income	$(1,111)	$(1,456)	$807	$(2,567)	$1,577
Adjustments to reconcile net (loss) income to cash flows provided by (used in) operating activities:
Provision for credit losses	176	172	166	348	309
Amortization of buildings, furniture, equipment and leasehold improvements	51	52	59	103	112
Amortization of other intangible assets	10	10	12	20	17
Stock-based compensation	2	(19)	(2)	(17)	16
Future income taxes	(765)	(53)	51	(818)	114
AFS securities (gains) losses, net	(12)	49	(119)	37	(251)
(Gains) losses on disposal of land, buildings and equipment	(1)	—	—	(1)	—
Other non-cash items, net	(13)	66	(11)	53	39
Changes in operating assets and liabilities
Accrued interest receivable	32	104	74	136	(32)
Accrued interest payable	(93)	(24)	29	(117)	(445)
Amounts receivable on derivative contracts	(79)	663	450	584	46
Amounts payable on derivative contracts	(82)	(954)	629	(1,036)	(329)
Net change in trading securities	3,469	414	4,709	3,883	471
Net change in FVO securities	(1,321)	(3,973)	837	(5,294)	208
Net change in other FVO financial instruments	(83)	(581)	1,194	(664)	1,381
Current income taxes	(74)	(1,794)	(457)	(1,868)	(834)
Other, net	218	(3,779)	1,325	(3,561)	(417)

	324	(11,103)	9,753	(10,779)	1,982

Cash flows (used in) provided by financing activities
Deposits, net of withdrawals	(1,643)	8,844	(3,619)	7,201	1,935
Obligations related to securities sold short	648	(3,076)	(14)	(2,428)	(83)
Net obligations related to securities lent or sold under repurchase agreements	(2,825)	411	2,517	(2,414)	1,339
Issue of subordinated indebtedness	—	—	59	—	59
Redemption of subordinated indebtedness	(89)	(250)	—	(339)	—
Issue of preferred shares	—	—	300	—	750
Redemption of preferred shares	—	—	—	—	(416)
Issue of common shares, net	7	2,916	21	2,923	71
Net proceeds from treasury shares (purchased) sold	(4)	8	(3)	4	15
Dividends	(362)	(321)	(294)	(683)	(567)
Other, net	223	(445)	(154)	(222)	199

	(4,045)	8,087	(1,187)	4,042	3,302

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	4,570	(4,230)	1,020	340	(1,474)
Loans, net of repayments	(4,694)	(2,047)	(5,976)	(6,741)	(4,681)
Proceeds from securitizations	933	2,250	1,698	3,183	4,235
Purchase of AFS securities	(3,286)	(1,924)	(2,618)	(5,210)	(4,405)
Proceeds from sale of AFS securities	1,944	5,870	3,353	7,814	4,815
Proceeds from maturity of AFS securities	1,288	4,941	986	6,229	3,382
Net securities borrowed or purchased under resale agreements	2,455	(1,605)	(6,948)	850	(5,484)
Net cash used in acquisition(1)	—	—	(262)	—	(1,040)
Purchase of land, buildings and equipment	(23)	(43)	—	(66)	(233)
Proceeds from disposal of land, buildings and equipment	2	—	—	2	—

	3,189	3,212	(8,747)	6,401	(4,885)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	1	20	(50)	21	(9)

Net (decrease) increase in cash and non-interest-bearing deposits with banks during period	(531)	216	(231)	(315)	390
Cash and non-interest-bearing deposits with banks at beginning of period	1,673	1,457	1,938	1,457	1,317

Cash and non-interest-bearing deposits with banks at end of period	$1,142	$1,673	$1,707	$1,142	$1,707

Cash interest paid	$2,362	$2,875	$2,660	$5,237	$5,786
Cash income taxes paid	$107	$846	$496	$953	$1,041

(1)	Related to the acquisition of FirstCaribbean International Bank.
The accompanying notes and shaded sections in “MD&A — Management of risk” on pages 27 to 38 are an integral part of these consolidated financial statements.

CIBC Second Quarter 2008	45

Notes To The Interim Consolidated Financial Statements (Unaudited)
The unaudited interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2007, except as noted below. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2007, as set out on pages 84 to 137 of the 2007 Annual Accountability Report.
1. Change in accounting policy
Leveraged leases
Effective November 1, 2007, we adopted the amended Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases”, which was based upon the Financial Accounting Standards Board Staff Position FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”. The EIC requires that a change in the estimated timing of the cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease.
     The adoption of this guidance resulted in a $66 million charge to opening retained earnings as at November 1, 2007. An amount approximating this non-cash charge will be recognized into income over the remaining lease terms using the effective interest rate method.
Capital disclosures
Effective November 1, 2007, we adopted the CICA handbook section 1535, “Capital Disclosures”, which requires an entity to disclose its objectives, policies, and processes for managing capital. These were provided in Note 17 of the 2007 consolidated financial statements, and are unchanged from the prior year. In addition, the section requires disclosure of summary quantitative information about capital components. See Note 8 for additional details.
Financial instruments
Effective November 1, 2007, we adopted the CICA handbook sections 3862 “Financial Instruments — Disclosures” and 3863 “Financial Instruments — Presentation”.
     These sections replace CICA handbook section 3861 “Financial Instruments — Disclosure and Presentation”, and enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks. See Note 15 for additional details.
2. Fair value of financial instruments
Our approach for fair valuation of financial instruments is presented in Note 2 to the 2007 consolidated financial statements.
     Valuation techniques using non-market observable inputs are used for a number of financial instruments including our U.S. residential mortgage market (USRMM) and certain non-USRMM positions. Indicative broker quotes in an inactive market, which we consider to be non-market observable, are primarily used for the valuation of these positions. Market observed credit spreads are a key factor in establishing valuation adjustments against our counterparty credit exposures related to financial guarantors.
     A 10% adverse change in mark-to-market of our unhedged USRMM and non-USRMM positions would result in a loss of approximately $11 million and $123 million respectively, before index hedges. A 10% adverse change in mark-to-market of our hedged USRMM and non-USRMM positions would, primarily through an increase in credit valuation adjustment for financial guarantors, result in a loss of approximately $159 million and $47 million respectively, before credit hedges.
     The impact of a 10% widening in financial guarantor credit spreads would result in an increase in the credit valuation adjustments of approximately $206 million, before credit hedges.
     The total recognized loss in the consolidated financial statements on the financial instruments outstanding as at the balance sheet date, whose fair value was estimated using valuation techniques using non-market observable inputs was $2.43 billion for the quarter ($5.51 billion for the six months ended April 30, 2008).
3. Sale of some of our U.S. businesses
Effective January 1, 2008, we sold our U.S. based investment banking, leveraged finance, equities and related debt capital markets businesses and our Israeli investment banking and equities businesses (the “transferred businesses”) to Oppenheimer Holdings Inc. (Oppenheimer). The sale of certain other U.S. capital markets related businesses located in the U.K. and Asia to Oppenheimer is anticipated to close in the third quarter of 2008. In consideration, Oppenheimer provided us warrants for one million shares exercisable at the end of five years, and will pay us a minimum deferred purchase price of US$25 million at the end of five years based on the earnings of the transferred businesses. We provided indemnities in respect of certain costs that Oppenheimer may incur in integrating the transferred businesses.
     We wrote-off the goodwill associated with the transferred businesses, recognized losses on certain leasehold improvements and computer equipment and software, and recorded liabilities with respect to certain contracts that are no longer required as part of our continuing operations. In addition, we accelerated the

46	CIBC Second Quarter 2008

recognition of the cost of certain restricted share awards (RSAs) granted to employees that were transferred to Oppenheimer.
     CIBC RSAs held by employees transferred to Oppenheimer will continue to vest in accordance with their original terms. To support this compensation arrangement, Oppenheimer will reimburse CIBC for the cost of these RSAs to the extent they vest, at which time we will record the reimbursements in other non-interest income.
     As a result, we recorded a net pre-tax loss of $69 million in other non-interest income in the 6 months ended April 30, 2008 (of which $70 million was recorded in the first quarter). The pre-tax loss is net of RSA reimbursements that became receivable from Oppenheimer in the second quarter. We also recorded impairment and other charges of $13 million (of which $10 million was recorded in the first quarter) in other non-interest expenses related to our remaining U.S. operations.
     Pursuant to the sale agreement, CIBC invested in a US$100 million subordinated debenture issued by Oppenheimer and is providing certain credit facilities to Oppenheimer and its investment banking clients to facilitate Oppenheimer’s business, with each loan subject to approval by CIBC’s credit committee.
     Excluding the losses noted above, the transferred businesses contributed the following to our results for the two months ended December 31, 2007:

2007
$ millions, for the two months ended	Dec. 31

Net interest income	$1
Non-interest income	58

Total revenue	59
Non-interest expenses	48

Income before taxes and non-controlling interests	11
Income taxes	6

Net income	$5

4. Past due loans but not impaired
Past due loans are loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an ageing analysis of the past due loans. Consumer overdraft balances past due less than 30 days have been excluded from the table below as the information is currently indeterminable.

	2008				2008
	Less than	31 to	Over	Apr. 30	Jan. 31
$ millions, as at	30 days	90 days	90 days	Total	Total

Residential mortgages	$1,208	$534	$153	$1,895	$2,080
Personal	477	118	43	638	715
Credit card	416	126	80	622	610
Business and government	280	97	26	403	589

	$2,381	$875	$302	$3,558	$3,994

CIBC Second Quarter 2008	47

5. Allowance for credit losses

	For the three months ended					For the six months ended
			Apr. 30, 2008	Jan. 31, 2008	Apr. 30, 2007	Apr. 30, 2008	Apr. 30, 2007
	Specific	General	Total	Total	Total	Total	Total
$ millions	allowance	allowance	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$580	$889	$1,469	$1,443	$1,556	$1,443	$1,444
Provision for credit losses	174	2	176	172	166	348	309
Write-offs	(202)	—	(202)	(187)	(220)	(389)	(444)
Recoveries	26	—	26	31	22	57	75
Transfer from general to specific (1)	2	(2)	—	—	—	—	—
Other(2)	(1)	—	(1)	10	(8)	9	132

Balance at end of period	$579	$889	$1,468	$1,469	$1,516	$1,468	$1,516

Comprised of:
Loans	$579	$805	$1,384	$1,379	$1,515	$1,384	$1,515
Undrawn credit facilities (3)	$—	$84	$84	90	—	$84	—
Letters of credit(4)	—	—	—	—	1	—	1

(1)	Related to student loan portfolio.

(2)	First quarter of 2007 includes $117 million in specific allowance and $23 million in general allowance related to the acquisition of FirstCaribbean International Bank.

(3)	Beginning in the first quarter of 2008, allowance on undrawn credit facilities is included in other liabilities. Prior to 2008, it was included in allowance for credit losses.

(4)	Included in other liabilities.
6. Securitizations and variable interest entities
Securitizations (residential mortgages)

	For the three months ended			For the six months ended
	2008	2008	2007	2008	2007
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Securitized	$2,663	$6,308	$1,356	$8,971	$5,206
Sold	937	2,272	1,707	3,209	4,256
Net cash proceeds	933	2,250	1,698	3,183	4,235
Retained interests	20	48	34	68	67
Gain on sale, net of transaction costs	9	14	16	23	26

Retained interest assumptions (%)
Weighted-average remaining life (in years)	4.0	3.7	4.2	3.8	3.6
Prepayment/payment rate	11.0 - 35.0	11.0 - 36.0	11.0 - 39.0	11.0 - 36.0	11.0 - 39.0
Discount rate	2.9 - 3.6	3.8 - 4.6	4.1 - 4.4	2.9 - 4.6	4.1 - 4.4
Expected credit losses	0.0 - 0.1	0.0 - 0.1	0.0 - 0.1	0.0 - 0.1	0.0 - 0.1

Variable interest entities (VIEs)
As discussed in Note 6 to our 2007 consolidated financial statements, we have interests in certain VIEs that are not considered significant because our interests are hedged with other counterparties.
     Under certain total return swap credit derivative arrangements with these VIEs held in our trading book, we can be called upon to purchase the underlying reference assets at par with the simultaneous termination of the credit derivatives. Pursuant to these arrangements, during the second quarter, we purchased certain reference assets at a par amount of $1.8 billion from a third-party structured vehicle in consideration for the termination of the related total return swaps. This is in addition to the $4.8 billion of reference assets purchased during the first quarter from two third-party structured vehicles also in consideration for the termination of the related total return swaps. The reference assets purchased were categorized as trading securities on our consolidated balance sheet and continue to be hedged. We may also be called upon to purchase additional reference assets at a par amount of $189 million covered by the remaining total return swaps with the third-party structured vehicles.
     We continue to support our sponsored conduits from time to time through the purchase of commercial paper issued by these conduits. As at April 30, 2008, our direct investment in commercial paper issued by our sponsored conduits was $786 million. We were not considered to be the primary beneficiary of any of these conduits. At April 30, 2008 our maximum exposure to loss relating to CIBC sponsored multi-seller conduits was $11.9 billion (October 31, 2007: $ 15.1 billion). The maximum exposure to loss relating to these conduits comprises the fair value for investments and notional amounts of liquidity and credit facilities.

48	CIBC Second Quarter 2008

7. Subordinated indebtedness
On January 21, 2008, in accordance with their terms, we redeemed all $250 million of our 4.75% Debentures (subordinated indebtedness) due January 21, 2013, for their outstanding principal amount, plus unpaid interest accrued to the redemption date.
     On February 26, 2008, in accordance with their terms, we redeemed all $89 million of our 5.89% Debentures (subordinated indebtedness) due February 26, 2013, for their outstanding principal amount, plus unpaid interest accrued to the redemption date.
8. Share capital
Regulatory capital and ratios
Commencing November 1, 2007, our regulatory capital requirements are based on the Basel II framework. Refer to “Management of risk” section of the MD&A for additional details on Basel II.
     Bank for International Settlements standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. The Office of the Superintendent of Financial Institutions has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively. During the quarter, we have complied with these regulatory capital requirements.
     As at April 30, 2008, Tier 1 capital comprised common shares excluding short trading positions in our own shares, retained earnings, preferred shares, non-controlling interests, contributed surplus, and foreign currency translation adjustments. Goodwill and gains on sale upon securitization were deducted from Tier 1 capital. Tier 2 capital comprised subordinated debt and eligible general allowance. Commencing November 1, 2007, the investment in insurance subsidiaries and pre-2007 substantial investments were deducted from Tier 2 capital. Both Tier 1 and Tier 2 capital were subject to certain other deductions on a 50/50 basis.
     Our capital ratios and assets-to-capital multiple are presented in the following table. The information as at April 30, 2008 is based on Basel II requirements and information for October 31, 2007 is based upon Basel I requirements, and hence the information is not comparable.

	Basel II	Basel I
	basis	basis

	2008	2007
$ millions, as at	April. 30	Oct. 31

Tier 1 capital	$12,009	$12,379
Total regulatory capital	16,490	17,758
Risk-weighted assets	114,767	127,424
Tier 1 capital ratio	10.5%	9.7%
Total capital ratio	14.4%	13.9%
Assets-to-capital multiple	19.3x	19.0x

Common shares
During the first quarter, we issued 45.3 million common shares for net cash proceeds of $2.9 billion, after issuance costs, net of tax, of $32 million. We also issued 0.2 million common shares for $11 million, pursuant to stock option plans.
     During the second quarter, we issued 0.2 million common shares for $8 million (for the six months ended April 30, 2008: 0.4 million common shares for $19 million), pursuant to stock option plans. We also incurred additional issuance costs net of tax of $1 million related to common shares issued for cash.
9. Financial guarantors
We have derivative contracts with financial guarantors to hedge our exposure on various reference assets, including collateralized debt obligations and other positions related to the USRMM. During the quarter, we recorded a charge of $643 million (for the three months ended January 31, 2008: $2.28 billion) on purchased credit derivatives from ACA Financial Guaranty Corp (ACA) to increase our valuation adjustments for ACA to $3.03 billion (January 31, 2008: $2.29 billion). As at April 30, 2008, the fair value of purchased credit derivatives with ACA, net of valuation adjustment, amounted to $30 million (January 31, 2008: $70 million). Further charges could result depending on the performance of both the underlying assets and ACA.
     During the quarter, we also recorded a charge of $1.52 billion on purchased credit derivatives from financial guarantors other than ACA to increase our valuation adjustments for these financial guarantors to $2.17 billion (January 31, 2008: $650 million).
     The amount of the charge is based on the estimated fair value of the derivative contracts, which in turn is based on market value of the underlying reference assets.
     In the first quarter of 2008, we changed our methodology for estimating valuation adjustments against our counterparty credit exposures related to financial guarantors (excluding that for ACA) to take into account market observed credit spreads. The modification resulted in an increase in charges of approximately $590 million in the first quarter. During the quarter, we continued to apply the key aspects of the market driven methodology implemented last quarter for the calculation of the valuation adjustments for financial guarantors but with modifications in certain limited respects.
     We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to these counterparties may change in the future, which could result in significant future losses.

CIBC Second Quarter 2008	49

10. Income taxes
At the end of the quarter, our future income tax asset was $1.06 billion, net of a US$82 million ($83 million) valuation allowance. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized. Included in the future income tax asset are $724 million related to Canadian non-capital loss carry forwards which expire in 20 years, and $68 million related to Canadian capital loss carry forwards which have no expiry date.
11. Employee future benefit expenses

	For the three months ended			For the six months ended
	2008	2008	2007	2008	2007
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Defined benefit plans
Pension benefit plans	$38	$38	$47	$76	$95
Other benefit plans	13	8	11	21	19

	$51	$46	$58	$97	$114

Defined contribution plans
CIBC’s pension plans	$4	$4	$5	$8	$9
Government pension plans(1)	23	21	22	44	44

	$27	$25	$27	$52	$53

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
12. (Loss) earnings per share (EPS)

	For the three months ended			For the six months ended
	2008	2008	2007	2008	2007
$ millions, except per share amounts	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Basic EPS
Net (loss) income	$(1,111)	$(1,456)	$807	$(2,567)	$1,577
Preferred share dividends and premiums	(30)	(30)	(35)	(60)	(89)

Net (loss) income applicable to common shares	$(1,141)	$(1,486)	$772	$(2,627)	$1,488

Weighted-average common shares outstanding (thousands)	380,754	338,732	337,320	359,512	336,896

Basic EPS	$(3.00)	$(4.39)	$2.29	$(7.31)	$4.42

Diluted EPS
Net (loss) income applicable to common shares	$(1,141)	$(1,486)	$772	$(2,627)	$1,488

Weighted-average common shares outstanding (thousands)	380,754	338,732	337,320	359,512	336,896
Add: stock options potentially exercisable(1) (thousands)	1,623	2,079	3,293	1,854	3,376

Weighted-average diluted common shares outstanding(2) (thousands)	382,377	340,811	340,613	361,366	340,272

Diluted EPS(3)	$(3.00)	$(4.39)	$2.27	$(7.31)	$4.37

(1)	Excludes average options outstanding of 2,128,531 with a weighted-average exercise price of $79.50; average options outstanding of 850,531 with a weighted-average exercise price of $87.69; and average options outstanding of 1,698 with a weighted-average exercise price of $102.07 for the three months ended April 30, 2008, January 31, 2008, and April 30, 2007, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

(2)	Convertible preferred shares/preferred share liabilities have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted EPS will be anti-dilutive; therefore basic and diluted EPS will be the same.

50	CIBC Second Quarter 2008

13. Guarantees

			2008			2007
$ millions, as at			Apr. 30			Oct. 31
	Maximum			Maximum
	potential		Carrying	potential		Carrying
	future payment (1)		amount	future payment (1)		amount

Securities lending with indemnification(2)	$50,707		$—	$43,287		$—
Standby and performance letters of credit	6,613		14	6,353		13
Credit derivatives written options	32,148		5,833	67,283		3,971
Other derivative written options(3)	—	(4)	4,024	—	(4)	5,612
Other indemnification agreements	—	(4)	—	—	(4)	—

(1)	The total collateral available relating to these guarantees was $59.3 billion (October 31, 2007: $53.7 billion).

(2)	Comprises the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(3)	Includes $346 million (October 31, 2007: $631 million) related to total return swaps (TRS). For TRS with notional amount of approximately $189 million (October 31, 2007: $6.5 billion) and a fair value liability of approximately $7 million (October 31, 2007: fair value liability of $470 million), we can be called upon to purchase the reference assets at par with the simultaneous termination of the swap contracts.

(4)	See narrative on page 127 of the 2007 consolidated financial statements for further information.
14. Segmented information
CIBC has two strategic business lines: CIBC Retail Markets and CIBC World Markets. These business lines are supported by five functional groups — Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Treasury and Risk Management. The activities of these functional groups are included within Corporate and Other, with their revenue, expenses and balance sheet resources generally being allocated to the business lines.
     In the first quarter: (a) We moved commercial banking from CIBC World Markets to CIBC Retail Markets. Prior period information was restated; (b) We allocated the general allowance for credit losses between the strategic business lines (CIBC Retail Markets and CIBC World Markets). Prior to 2008, the general allowance (excluding FirstCaribbean International Bank) was included within Corporate and Other. Prior period information was not restated; and (c) We reclassified the allowance for credit losses related to the undrawn credit facilities to other liabilities. Prior to 2008, it was included in allowance for credit losses. Prior period information was not restated.

CIBC Second Quarter 2008	51

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the three months ended		Markets	Markets	and Other	Total

Apr. 30, 2008	Net interest income	$1,281	$17	$51	$1,349
	Non-interest income	956	(2,183)	4	(1,223)
	Intersegment revenue(1)	2	—	(2)	—

	Total revenue	2,239	(2,166)	53	126
	Provision for credit losses	174	2	—	176
	Amortization(2)	28	3	30	61
	Other non-interest expenses	1,352	355	20	1,727

	Income (loss) before income taxes and non-controlling interests	685	(2,526)	3	(1,838)
	Income tax expense (benefit)	174	(891)	(14)	(731)
	Non-controlling interests	2	2	—	4

	Net income (loss)	$509	$(1,637)	$17	$(1,111)

	Average assets(3)	$242,219	$104,210	$2,576	$349,005

Jan. 31, 2008	Net interest income (expense)	$1,259	$(164)	$59	$1,154
	Non-interest income	1,111	(2,793)	7	(1,675)
	Intersegment revenue(1)	1	—	(1)	—

	Total revenue	2,371	(2,957)	65	(521)
	Provision for credit losses	155	17	—	172
	Amortization(2)	28	5	29	62
	Other non-interest expenses	1,325	346	28	1,699

	Income (loss) before income taxes and non-controlling interests	863	(3,325)	8	(2,454)
	Income tax expense (benefit)	202	(1,166)	(38)	(1,002)
	Non-controlling interests	4	—	—	4

	Net income (loss)	$657	$(2,159)	$46	$(1,456)

	Average assets(3)	$235,279	$108,082	$1,167	$344,528

Apr. 30, 2007	Net interest income (expense)	$1,181	$(187)	$85	$1,079
	Non-interest income	1,126	793	52	1,971
	Intersegment revenue(1)	2	—	(2)	—

	Total revenue	2,309	606	135	3,050
	Provision for (reversal of) credit losses	186	—	(20)	166
	Amortization(2)	20	5	33	58
	Other non-interest expenses	1,398	454	66	1,918

	Income before income taxes and non-controlling interests	705	147	56	908
	Income tax expense (benefit)	81	(16)	26	91
	Non-controlling interests	7	3	—	10

	Net income	$617	$160	$30	$807

	Average assets(3)	$224,387	$100,998	$703	$326,088

52	CIBC Second Quarter 2008

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the six months ended		Markets	Markets	and Other	Total

Apr. 30, 2008	Net interest income (expense)	$2,540	$(147)	$110	$2,503
	Non-interest income	2,067	(4,976)	11	(2,898)
	Intersegment revenue(1)	3	—	(3)	—

	Total revenue	4,610	(5,123)	118	(395)
	Provision for credit losses	329	19	—	348
	Amortization(2)	56	8	59	123
	Other non-interest expenses	2,677	701	48	3,426

	Income (loss) before income taxes and non-controlling interests	1,548	(5,851)	11	(4,292)
	Income tax expense (benefit)	376	(2,057)	(52)	(1,733)
	Non-controlling interests	6	2	—	8

	Net income (loss)	$1,166	$(3,796)	$63	$(2,567)

	Average assets(3)	$238,711	$106,167	$1,864	$346,742

Apr. 30, 2007	Net interest income (expense)	$2,326	$(355)	$167	$2,138
	Non-interest income	2,252	1,623	128	4,003
	Intersegment revenue(1)	4	—	(4)	—

	Total revenue	4,582	1,268	291	6,141
	Provision for (reversal of) credit losses	334	(5)	(20)	309
	Amortization(2)	51	10	68	129
	Other non-interest expenses	2,720	935	135	3,790

	Income before income taxes and non-controlling interests	1,477	328	108	1,913
	Income tax expense (benefit)	279	(5)	48	322
	Non-controlling interests	11	3	—	14

	Net income	$1,187	$330	$60	$1,577

	Average assets(3)	$219,596	$100,804	$623	$321,023

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.

(2)	Includes amortization of buildings, furniture, equipment, leasehold improvements and finite-lived other intangible assets.

(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

CIBC Second Quarter 2008	53

15. Financial instruments — disclosures
Effective November 1, 2007, we adopted the CICA handbook section 3862, “Financial Instruments — Disclosures”. We have included some of the disclosures required by the CICA handbook section 3862 in the shaded sections of the “MD&A — Management of risk”, as permitted by the standard. The following table provides a cross referencing of those disclosures from the MD&A.

Description	Section
For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risk and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral.
Risk overview
Credit risk
Market risk
Liquidity risk
Operational risk
Reputation and legal risk
Regulatory risk
Credit risk — gross exposure to credit risk, credit quality, and concentration of exposures.	Credit risk
Market risk — trading portfolios — value-at-risk; non-trading portfolios — interest rate risk, foreign exchange risk, and equity risk.	Market risk

Liquidity risk — liquid assets, maturity of financial liabilities, and credit and liquidity	Liquidity risk
commitments.
We have provided quantitative disclosures related to credit risk consistent with Basel II guidelines, which requires entities to disclose their exposures based on how they manage their business and risks. The following table sets out the categories of the drawn exposure to credit risk under Advanced Internal Ratings Based and standardized approaches displayed in both accounting categories and Basel II portfolios.

$ millions, as at April 30, 2008

Accounting categories	Basel II portfolios
				Real estate
				secured	Qualifying
				personal	revolving	Other
	Corporate	Sovereign	Bank	lending	retail	retail	Securitization

Non-interest bearing deposits with banks	$—	$—	$196	$—	$—	$—	$—
Interest-bearing deposits with banks	11	486	4,262	—	—	—	—
Securities
Trading	125	19	—	—	—	—	2,026
AFS	1,751	3,860	31	—	—	—	1,641
FVO	4	15,581	—	—	—	—	—
Loans
Residential mortgages	593	1,172	—	89,585	—	—	—
Personal loans	285	—	18	15,801	6,021	8,036	—
Credit card loans	—	—	—	—	9,704	105	—
Business and government loans	29,004	679	295	—	—	2,041	134
Customers’ liability under acceptances	7,816	411	529	—	—	—	—
Other assets	938	1,979	6,506	7	31	—	33

Total credit exposure	$40,527	$24,187	$11,837	$105,393	$15,756	$10,182	$3,834

54	CIBC Second Quarter 2008

TO REACH US:
Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: michelle.caturay@cibc.com
Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-2088, fax 416-980-5028, or e-mail: john.ferren@cibc.com
Communications and Public Affairs: Financial, business and trade media may call 416-980-4111, fax 416-363-5347, or e-mail: marylou.frazer@cibc.com
CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.
Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at www.cibc.com; About CIBC.
Earnings Conference Call: CIBC’s second quarter conference call with analysts and investors will take place on Thursday, May 29, 2008 at 4:30 p.m. (EDT). The call will be available in English (416-340-2217 in Toronto, or toll-free 1-866-696-5910 throughout the rest of North America, passcode 3250602#) and French (514-861-2255 in Montreal, or toll-free 1-866-696-5910, passcode 3250603#). A telephone replay of the conference call will be available in English and French until midnight (EDT) June 12, 2008. To access the replay in English, call 416-695-5800 or 1-800-408-3053, passcode 3250602#. To access the call in French, call 514-861-2272 or 1-800-408-3053, passcode 3250603#.
Audio Webcast: A live audio webcast of CIBC’s second quarter results conference call will take place on Thursday, May 29, 2008 at 4:30 p.m. (EDT) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.
Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.
DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e-mail: inquiries@cibcmellon.com
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the shareholder investment plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact CIBC Mellon Trust at 416-643-5500, or toll free at 1-800-387-0825, or fax 416-643-5501.
PRICE OF COMMON SHARES
UNDER THE PURCHASED
SHAREHOLDER INVESTMENT PLAN

	Share	Dividend
Dates	purchase	reinvestment & stock
purchased	option	dividend options

Feb. 1/08	$71.85
Mar. 3/08	$65.80
Apr. 1/08	$67.80
Apr. 28/08		$72.98

Canadian Imperial Bank of Commerce
Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211
www.cibc.com